UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

AirXpanders, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-2555438
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1047 Elwell Court

Palo Alto, California 94303

(Address of principal executive offices) (Zip Code)

(650) 390-3000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $0.001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial standards provided pursuant to Section 13(a) of the Exchange Act  ☐

EXPLANATORY NOTE

Pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are filing this General Form for Registration of Securities on Form 10 to register our Class A Common Stock, par value $0.001 per share, or Common Stock. The Common Stock is publicly traded on the Australian Securities Exchange, or ASX under the ticker “AXP”, in the form of CHESS Depositary Interests, or CDIs. CDIs are units of beneficial ownership in our shares of Common Stock held by CHESS Depositary Nominees Pty Limited, or CDN, a wholly-owned subsidiary of ASX Limited, the company that operates the ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to our shares of Common Stock on a 3-for-1 basis, including the right to attend stockholders’ meetings. The CDIs are also convertible at the option of the holders into our shares of our Common Stock on a 3-for-1 basis, such that for every three CDIs converted, a holder will receive one share of Common Stock. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders.

This registration statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act or within such shorter period as the Securities and Exchange Commission, or the SEC, may direct. As of the effective date we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

The market data and other statistical information contained in this registration statement are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from other relevant statistical information, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the accuracy and completeness of such information.

Some numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that preceded them.

AirXpanders, Inc. was incorporated in Delaware in 2005 and is registered as a foreign company in Australia. Our Australian branch office conducts our Australian sales and marketing activities, as well as some clinical research activities.

Unless otherwise noted, references in this registration statement to “we,” “us,” “our,” “Company,” or “AirXpanders” refer to AirXpanders, Inc., a Delaware corporation, and its branch office. Our principal executive offices are located at 1047 Elwell Court, Palo Alto, California 94303. Our telephone number is (650) 390-3000. Our website address is www.airxpanders.com. We have included our website address in this registration statement as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of this registration statement and should not be considered a part of this registration statement.

AIRXPANDERS, AIRXPANDER (in Australia) and AEROFORM are registered trademarks of the Company. All other trademarks, tradenames and service marks mentioned in this registration statement are the property of other organizations.

Unless indicated otherwise in this registration statement, all references to “$” or “dollars” refer to United States (U.S.) dollars, the lawful currency of the United States of America. References to “A$” refer to Australian dollars, the lawful currency of the Commonwealth of Australia.

i

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large accelerated filer under the rules of the SEC, or if we issue more than $1.0 billion of non-convertible debt over a three-year-period. We intend to take advantage of the reduced disclosure obligations.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until such standards would otherwise apply to a private company. We have elected to avail ourselves of this exemption to take advantage of the extended transition period for complying with new or revised accounting standards.

ii

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements concerning our operating performance and events or developments that we expect or anticipate will occur in the future that are based on management’s beliefs, assumptions and expectations and on information currently available to management. Any statements contained in this registration statement that are not of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “believes,” “estimates,” “expects,” “intends,” or the negative of these words or other similar terms or expressions that involve risks and uncertainties which have not been based solely on historical facts but on our beliefs, assumptions and expectations about our future operating performance, events and results. The forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include, but are not limited to, statements about:

•	the U.S. commercial market acceptance and U.S. sales of our product;

•	our ability or the ability of third-party contract manufacturer to build our product in sufficient quantities or at required quality standards to satisfy anticipated demand;

•	our ability to manufacture our product at a lower cost in order to generate positive gross margins;

•	our expectations with respect to our ability to further commercialize our product in other markets;

•	our ability to develop and commercialize new products including our ability to obtain or maintain reimbursement for our current or new products;

•	our expectations with respect to future regulatory submissions and approvals; and

•	our expectations with respect to the integrity or capabilities of our intellectual property positions.

Management believes that these forward-looking statements are reasonable as and when made. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this registration statement may turn out to be inaccurate. We have included important factors in the cautionary statements included in this registration statement, particularly in the section captioned “Item 1A. Risk Factors,” that could cause actual results or events to differ materially from the forward-looking statements that we make.

You are cautioned not to place undue reliance on the forward-looking statements because they speak only as of the date when made. Unless required by law, we do not assume any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We may not actually achieve the plans, projections or expectations disclosed in our forward-looking statements, and actual results, developments or events could differ materially from those disclosed in the forward-looking statements we make.

iii

ITEM 1.	BUSINESS.

Overview

AirXpanders is a U.S. based medical device company whose principal business is to design, manufacture, sell and distribute medical devices used in breast reconstruction procedures following mastectomy. Our AeroForm Tissue Expander System (AeroForm) is a needle-free, patient-controlled tissue expander used in patients undergoing two-stage breast reconstruction following mastectomy prior to the insertion of a breast implant. AeroForm was granted its first CE mark in Europe in October 2012, was approved by Australia’s Therapeutic Goods Administration in Australia in October 2013, commenced its initial marketing release of AeroForm in Australia in January 2015, and was granted its U.S. Food and Drug Administration, or FDA, de novo marketing authorization in December 2016 (as a Class II medical device). To date, we have been primarily engaged in developing and launching our initial product technology, completing clinical trials, building the manufacturing infrastructure to support commercialization efforts, recruiting key personnel and raising capital.

Breast cancer is the second leading cause of death in women globally. Most women being treated for breast cancer undergo some type of surgery to address the primary breast tumor. The purpose of the surgery is to remove as much of the cancer as possible. Breast-conserving surgery (also known as lumpectomy or partial mastectomy) can be sufficient for early-stage breast cancer patients. However, for those patients who have a more advanced breast cancer or who have a genetic predisposition for developing breast cancer, treatment often requires mastectomy, which is the removal of one or both breasts.

In the U.S. alone, of the approximately 300,000 new diagnoses of female breast cancer every year, 36% of early-stage patients and 60% of late-stage patients receive a mastectomy. Mastectomies are also performed on a proportion of previously diagnosed patients who originally had a form of breast-conserving surgery, as well as on women undertaking mastectomy as a preventative measure prior to any cancer diagnosis. Approximately 60% of mastectomies in the U.S. involve the removal of both breasts. With increasing awareness, earlier detection and the emerging practice of pre-emptive breast removal surgery, death rates from breast cancer have been declining since the late 1980s, particularly in women younger than 50 years of age, while mastectomy rates have been increasing.

Although a traumatic and painful procedure, mastectomy has become increasingly accepted and adopted as a pre-emptive measure to prevent breast cancer. Women who have been diagnosed with cancer in one breast may elect to have the other breast removed as a precautionary measure. Similarly, preventative surgery to remove both breasts is an increasingly sought after option for women with a strong family history of breast cancer or who have been identified as having disease causing mutations in certain genes, such as BRCA1 or BRCA2, which predispose them to a significantly elevated risk of developing breast cancer. After a mastectomy, breast reconstruction is available to women who want to rebuild the shape and look of the breast.

Breast reconstruction restores breast symmetry after a mastectomy by creating a breast mound, similar in size, shape, and contour to the contralateral breast. The most common technique used in breast reconstruction is two-stage reconstruction which involves tissue expansion to create space for a breast implant. Tissue expansion involves expansion of the breast skin and muscle using a temporary tissue expander. Tissue expanders on the market today are saline-based and require the patient to go to the surgeon’s office every few weeks to receive an injection of saline to fill the expander. Typically, it can take several weeks to several months to complete the process to reach the desired volume. This tissue expander is removed after a few months and microvascular flap reconstruction or the insertion of a breast implant is done at the time. Traditional saline-based tissue expanders have silicone outer shells and an external magnetic port to allow for saline fluid injections.

Instead of saline, AeroForm, a needle-free device, uses a controlled delivery of small amounts of carbon dioxide (CO2) gas to achieve the tissue expansion usually required prior to placement of a breast implant. It eliminates the need for the needle injections required for traditional saline-based tissue expanders, gives patients the ability to control the expansion process themselves and allows patients to achieve full expansion faster than is achieved using traditional saline-based tissue expanders. In a series of clinical trials, AeroForm has been shown to enable patients to proceed to the insertion of a breast implant faster than under the current standard of care.

AirXpanders was incorporated in Delaware in 2005 and is headquartered in Palo Alto, California. We have incurred net losses and cash flow deficits from operations since our inception. During the year ended December 31, 2016, we had revenues of approximately $0.6 million and a net loss of $19.4 million. Our accumulated deficit was approximately $66.3 million at December 31, 2016. To date, our products have been approved for marketing and sales in Europe, Australia and most recently, in the U.S. We commenced the sale of our product in Australia in 2015 and in the U.S. in 2017.

Strategy

Our objective is to become a global market leader in the development and commercialization of medical devices for tissue expansion for breast reconstruction after mastectomy.

Our principal strategies to achieve this objective are as follows:

•	Convert the existing tissue expander market to AeroForm.

We believe the traditional method for expanding tissue to accommodate implants for breast reconstruction has not changed significantly in over 40 years. Many women experience discomfort and pain every time they visit their surgeon’s office in order to have an injection of saline through the muscle in their chest into the tissue expander via a needle. To achieve the necessary amount of stretching of the skin and muscle required to accommodate a breast implant, these women may need to visit their surgeon’s office for an injection every one to three weeks for up to several months.

AeroForm provides a new approach to tissue expansion that enables the patient to avoid injections altogether and to manage their expansion from wherever they choose. Our clinical trials to date have shown that women can complete the expansion process with AeroForm in a significantly shorter time than traditional tissue expanders (21 days versus 46 days on average).

•	Expand the breast reconstruction market through general awareness.

A study of U.S. patients published in 2008 found that approximately two-thirds of patients were not made aware by their surgeon of the availability of breast reconstruction surgery at the time of mastectomy. Ensuring this patient segment is made aware of breast reconstruction options early in their diagnosis and treatment program could result in an increase in the size of the current breast tissue expander market in the U.S.

Additionally, there are many potential mastectomy patients who opt not to have surgery due to the negative press surrounding traditional saline-based expanders or alternative procedures like flap surgery. As tissue expander based reconstruction is performed close to 72% of the time that reconstruction is chosen in the U.S., educating the market about the existence and availability of alternative breast reconstruction options through targeted communications with surgeons and patients has the potential to greatly expand the market opportunity. Additional work with advocacy organizations, such as the National Organization of Women, The Black Women’s Health Imperative and the Oncology Nurse Navigator Society can help us gain access to those who can influence policy, information distribution and advocacy to a large and motivated breast cancer constituency of surgeons and patients.

•	Utilize traditional and social media to inform patients about AeroForm.

Despite the substantial proportion of mastectomy patients who are not informed of their reconstruction options by their surgeon at the time of their mastectomy, breast cancer patients as a whole are emerging as one of the most information-seeking and experience-sharing patient groups. They have proven adept at taking news and current events such as Angelina Jolie’s decision to have a double prophylactic mastectomy with reconstruction in 2013 and using it as a catalyst to seek and understand more about their own personal situation. By using today’s online medical information channels such as WebMD, Mybreastcancer.org, Breastcancer.org, women’s health and beauty literature and portals such as Facebook and Twitter, we believe that we will be able to reach many patients, advocates and information seekers to educate them on the availability and benefits of AeroForm before or at the time of their mastectomy, when breast reconstruction decisions are most commonly made.

•	Leverage exceptional clinical results.

We have completed four clinical trials which have supported thirteen peer reviewed clinical manuscripts, numerous clinical papers and podium presentations at leading industry and clinical meetings. We believe that we already enjoy a high profile within the breast reconstruction industry. We are hopeful that we will be able to convert the performance of AeroForm in the clinic trials into demand from surgeons and patients.

•	Seek strong margins through increased production volumes and manufacturing automation in a lower cost labor environment.

We believe the standard production cost per device for AeroForm will begin to drop as unit volumes increase. This reduction in costs results from reductions in the cost of materials due to anticipated supplier pricing decreases due to higher volume purchases, the implementation of process efficiency initiatives that reduce the labor requirements and increase manufacturing capability, and validation of substitute materials that reduces the material cost.

We have developed an automation plan which is being implemented to significantly reduce the time required to produce each unit. In addition, we are in the process of implementing a plan to increase our manufacturing capacity with a certified contract manufacturer in Costa Rica, which we expect will reduce labor costs per unit. We believe that increased sales, combined with the automation of the production process and manufacturing in a lower cost of labor market in Costa Rica will enable us to increase gross margins from AeroForm.

•	Obtain broad product distribution through a hybrid (direct and indirect) sales force in the U.S.

We plan to commercialize AeroForm in the U.S. utilizing a direct group of sales and regional managers, along with a group of independent representatives. The direct team will be responsible for sales execution, team training and overall sales goal achievement and the indirect team will be compensated on a commission only basis. As a particular territory nears the targeted level of sales, we will consider inserting a direct representative to manage that particular maturing and developing territory. We expect this hybrid sales force will lower our cost of sales when compared to using a direct sales force exclusively.

In addition to breast reconstruction, saline-based tissue expanders have been used for a variety of other procedures for decades. When a patient experiences a severe burn or trauma based on injury or fracture, they often require a fresh layer of skin stretched over to cover the defect. The traditional saline-based tissue expansion devices used in this area come in shapes ranging from rectangular, crescent and round. Similarly, in children, there are multiple congenital defects that require the production of additional skin such as nevi, port stains and other skin based anomalies. Prototypes and models have been developed showing that our core technology can potentially be leveraged for other potential uses. Additional research and development, including clinical trials, regulatory submissions and sales and marketing strategies, would be required to pursue these potential opportunities.

Sole Product

Our sole product is the AeroForm Tissue Expander System. AeroForm is equipped with a remote dosage controller that activates an internal CO2 gas reservoir in the temporary tissue expander implant. With the use of the remote control device, the patient is able to trigger the release of a small amount of gas to increase the volume of the implanted expander. This expansion process does not involve needles or injections, and enables the tissue expansion process to be undertaken in a short time frame and by the patient herself from wherever she chooses.

As the controlled release of the gas does not require the regular involvement of a surgeon or attendance at a clinic, the expansion of AeroForm can be achieved with a larger number of smaller expansions. The system is designed to allow a maximum number of three 10 millimeter (ml) expansions each day with a three-hour lockout between doses. By comparison, expansion with saline-based expanders typically involves administration of a 50ml to 100 ml volume of saline by a surgeon every one to three weeks. In addition to the greater convenience of AeroForm, expansion using a larger number of smaller expansion volumes results in a less painful experience for the patient, as she avoids expansion via delivery of a large amount of saline, which exerts pressure on the chest muscle, and surrounding area. In addition, patients achieve required expansion in approximately half the time (21 versus 46 days on average).

AeroForm components

The AeroForm comprises two components:

•	The Tissue Expander; and

•	The Dosage Controller.

The following table describes each of the components of the AeroForm.

AeroForm Components	Description
Tissue Expander (expander)	Implant that contains an outer silicone shell, inner gas barrier, reservoir of compressed CO2 gas and a receiving antenna.

Dosage Controller (controller)	Device that includes batteries, a transmitting antenna and circuitry to initiate and provide power to the antennae (in the expander).

Results of our clinical trials to date

We have conducted clinical trials in Australia and the U.S., demonstrating the safety and efficacy of AeroForm.

Australia

The first clinical trial of AeroForm, or PACE 1 trial, was conducted in 2009 and 2010 in Perth, Australia. The trial involved ten AeroForm devices implanted in seven patients, which produced results that included:

•	100% treatment success (i.e. successful expansion leading to a breast implant exchange);

•	no device related adverse events;

•	average expansion time of 15 days; and

•	100% patient and surgeon satisfaction.

Following the success of the PACE 1 trial, we proceeded with the larger PACE 2 clinical trial in Perth, Australia involving 33 patients and the implant of 61 AeroForm devices. This trial was completed in 2012 and results included:

•	100% treatment success (i.e. successful expansion leading to a breast implant exchange);

•	no device related adverse events;

•	average expansion time of 17 days; and

•	98% patient and surgeon satisfaction.

The successful data of both trials enabled us to successfully apply for and obtain CE Mark and Therapeutic Goods Administration (TGA) approval for the European and Australian markets, respectively.

After we obtained CE Mark and TGA approval for AeroForm, we conducted a further clinical trial in Australia, known as the ASPIRE trial. This trial allowed for the broader inclusion criteria than the earlier studies and allowed for and successfully demonstrated the use of concurrent radiotherapy without incident. The ASPIRE trial involved the recruitment of 21 patients who had 34 devices implanted. Five patients had AeroForm implanted and two patients received concurrent radiotherapy without incident.

Key outcomes of the ASPIRE trial included:

•	94% treatment success (i.e. successful expansion leading to a breast implant exchange);

•	average expansion time of 22.2 days; and

•	95% patient and surgeon satisfaction.

United States

In the U.S. we conducted a multicenter, prospective, randomized controlled pivotal trial under an investigational device exemption, or IDE. The XPAND trial, which commenced in 2012, enrolled 150 patients across 16 sites in the U.S. Final results of the XPAND trial were published in October 2016. Below is a brief summary of the XPAND trial protocol and results.

Patients were divided into two groups and randomized in a 2:1 ratio:

•	AeroForm Expander Group — 98 patients received 168 AeroForm expanders. All AeroForm patients were provided with the usual standard of care for breast reconstruction from a surgeon but completed the expansion process using AeroForm.

•	Saline-based Expander Group — 52 patients receive 89 traditional saline-based expanders. Like the AeroForm expander group, all patients were provided with the usual standard of care for breast reconstruction from a surgeon but completed the expansion process by regularly attending their surgeon’s office to receive injections into the breast to fill the saline expander.

This trial was completed in 2016 and results included:

•	100% treatment success (i.e. successful expansion leading to a breast implant exchange);

•	7 device-related adverse events; and

•	average expansion time of 21 days.

The device-related adverse events were as follows: (i) 2 were associated with carbon dioxide permeation and (ii) 5 were associated with an obstruction to the valve that controls the release of carbon dioxide. Both of these items were resolved through modifications to the product prior to the completion of the trial.

The results from the XPAND trial were submitted to the FDA in 2015 as part of our de novo submission, and served as the basis for the FDA’s clearance of the AeroForm system in the U.S. in 2016.

Key benefits and advantages of AeroForm

The following table summarizes what we believe are the key benefits and advantages of the AeroForm compared to a traditional saline-filled expander.

	Traditional saline expanders	AeroForm
Average surgeon visits over expansion period	6-16	1 or 2

Average time required to complete expansion	50+ days	Approximately 3 weeks

Fill technique	Needle	Remote control

Fill venue	Surgeon’s office	Home or work

Pain	High	Low

Patient controlled	No	Yes

Pre-determined anatomical shape	No	Yes

Information contained in this table is reflective of the results achieved during the PACE, ASPIRE and XPAND clinical trials (which are discussed above), and the post-approval and commercial experience in Australia since 2015.

The mechanism used in AeroForm is the same as traditional saline-based expanders, in that it stretches the skin and muscle tissues by increases in its volume. Over time, the skin and muscle tissues are sufficiently stretched to accommodate a breast implant. However, by using gradual release of compressed gas rather than less frequent injections of larger volumes of liquid saline, AeroForm provides some advantages over traditional saline expanders:

•	for patients:

•	needle free filling;

•	reduced time to a permanent implant;

•	patient controlled dosing (at home or work versus surgeon office expansion); and

•	less schedule disruption due to fewer surgeon office visits being required;

•	for surgeons:

•	faster expansion and earlier reconstruction than when using traditional saline devices;

•	Potential decrease in the number of post-operative visits to the surgeon’s office;

•	Potential to increase office productivity; and

•	less use of disposables used to fill saline devices; and

•	for the site of service:

•	potential to increase efficiencies; and

•	potential to reduce resource requirements.

An additional potential advantage is that the pre-formed shape of AeroForm when expanded is more representative of a true breast shape than the shape produced by traditional saline-based expanders. The shape cannot readily be deformed or compressed by the overlying muscle and therefore potentially maintains a pronounced and more natural shape. By comparison, traditional saline-based expanders are essentially silicon bags filled with saline and often distort or move when compressed by muscle (like a balloon filled with water). This can lead to discomfort during the expansion process and can result in a more deformed shape as it seeks the path of least resistance when saline is pushed into it. It is not uncommon for saline-based tissue expanders to expand up under the clavicle, the arm or towards the midline during the extended filling process.

Manufacturing

Our manufacturing operations comprise approximately 9,000 square feet of approximately 15,000 square feet of leased facilities in Palo Alto, CA. The facilities include a controlled environment assembly room and an engineering laboratory. We perform final assembly and packaging of our products, as well as all research and development in these facilities. We have an ISO compliant Quality Management System that has been certified to the ISO 13485:2003 medical device standard.

In April 2017, we signed a sublease for an additional approximately 24,000 square foot facility is San Jose, CA. We will begin the process of transferring key subassembly manufacturing to the new facility in the second half of 2017, principally the subassembly comprising the reservoir of compressed CO2 gas, which we expect to continue to manufacture at our facilities in Palo Alto, CA, and San Jose, CA, in the near term. This transfer will be subject to internal qualification and validation procedures, as well as certain regulatory approvals. Once complete, we plan to sublease our current facilities in Palo Alto, CA.

In addition to the additional space in California, we plan to increase our manufacturing capacity to support our anticipated demand by engaging with a contract manufacturer in Costa Rica for high volume final assembly. With our planned increase to our U.S.-based staff, additional space in California to support continued manufacturing of the reservoir of compressed CO2 gas, and additional equipment in California and Costa Rica, we expect that the use of a contract manufacturer should enable us to increase our manufacturing capacity. We have entered into a long-term contract with Vention Medical Costa Rica, S.A., or Vention, our contract manufacturer, in January 2017, and we anticipate completion of validation activities at their site in the third quarter of 2017. It is also our intention to have a second supplier for key components to reduce the potential risk of disruption to our business from reliance on any one supplier.

We currently outsource the manufacturing of certain AeroForm components and some subassemblies to qualified suppliers and perform the final assembly of AeroForm devices. During assembly, we send certain subassemblies to be sterilized by our approved sterilization suppliers. We package and label the final assembly before sending them for final sterilization by our approved sterilization partner. All of the critical suppliers and processes undergo monitoring and validation to control delivery and quality of the products. The California facility has limited production capacity of the final assembly, resulting in a relatively high per unit production cost at this facility.

Sales & Marketing

We commenced commercial sales of AeroForm in 2015 and are focused on executing our commercial strategy to become the standard of care for tissue expanders in breast reconstruction post mastectomy. To date, our sales and marketing activities has been limited in Australia, where a number of our early clinical trials were performed. Commencing in 2017, the majority of our sales and marketing effort will be focused on the U.S. Once sales are established in the U.S., we may extend our presence into Europe, where we have already obtained approval to market and sell AeroForm, and Asia, where we will need to obtain regulatory approvals.

Other key aspects of our sales and marketing strategy include close engagement and alignment with key opinion leaders in the fields of plastic surgery and breast reconstruction, and with key influencers and decision makers in patient advocacy groups.

Our current commercial activities

Following Australian reimbursement being granted in November 2014 (discussed below), we commenced an initial targeted launch of AeroForm in Australia in January 2015. Our initial focus has been on tissue expanders in the private health system, as they represent approximately 75% of tissue expanders purchased in Australia. We have an office in Australia that is responsible for developing and supporting our Australian sales and marketing activity.

Through 2016, our U.S. sales and marketing efforts have been centered on a range of preparatory activities to ensure that we are ready for a U.S. market release, including identifying and hiring the first tier of sales personnel; engaging in dialogue with targeted hospitals for initial adoption; and conducting early industry and patient awareness initiatives. In 2017, post FDA clearance, we initially are planning on concentrating on several key high volume academic and community hospitals that participated in our pivotal and continued access trials, as we broaden surgeon training and refine processes for seamless on-boarding with nursing, billing and inventory. After we received FDA de novo clearance for AeroForm in December 2016, we submitted a 510(k) application for a materials change related to enhanced film material. This 510(k) was cleared by the FDA in April 2017. With this approval, and the anticipated completion of the validation activities at our contract manufacturer as discussed above, we expect to launch a broader commercial release of AeroForm in the second half of 2017.

At the same time as driving adoption and sales at these already experienced hospitals, the initial direct sales team will be responsible for hiring, training and developing indirect sales representatives across the U.S. Direct and indirect sales efforts will be supported by concentrated information campaigns to be conducted by us through both traditional and social media.

Reimbursement for AeroForm

Australia

We secured Australian reimbursement for AeroForm in November 2014 by having both the AeroForm tissue expander and the dosage controller listed on the Prostheses List. The Prostheses List is the list of surgically implanted prostheses, human tissue items and other medical devices for which private health insurers must pay benefits for when they are provided to a patient with appropriate health insurance coverage as part of hospital treatment or hospital substitute treatment, and there is a Medicare benefit payable for the professional service. The Prostheses List covers all private health insurance plans in Australia.

U.S.

We believe we will benefit from existing reimbursement codes in the U.S. that provide broad reimbursement coverage for breast reconstruction procedures (including tools and devices used in those procedures, such as tissue expanders). In addition, due to the Women’s Health and Cancer Rights Act of 1998 (U.S.) which federally mandates reimbursement of breast reconstruction procedures, private insurers that provide reimbursement for mastectomies (which we understand to be all major private insurers in the U.S.) are required to also provide reimbursement for procedures for breast reconstruction (inclusive of the use of tissue expanders such as AeroForm). The increasing U.S. policy focus on ensuring awareness of and access to breast reconstruction options for all breast cancer patients has ensured that public or private health systems broadly reimburse for tissue expansion, with the rates of reimbursement (reimbursement per procedure for surgeons and sites of service) increasing every year since 2010.

Rest of the World

Reimbursement is a lengthy country-by-country process. We will look to focus our reimbursement efforts to first obtain reimbursement in those countries where reimbursement is reasonably achievable in a timely manner and at rates that support profitable business operations.

Competition

We compete with large public pharmaceutical and medical device companies, such as Allergan, Inc. and Mentor Worldwide LLC, a division of Johnson & Johnson, which have been market leaders in the traditional saline-based tissue expander market for many years. Our competitors have greater brand recognition and longer histories in these markets. Furthermore, the resources and scale of these two dominant players in the tissue expander market provides them with advantages in terms of financing, research and development, manufacturing and marketing resources than are currently available to us. Additionally, these companies offer their customers access to a suite of products, including breast implants, which may allow them to offer favorable pricing on volume purchases or bundled purchases.

Intellectual Property

We protect key areas of invention for our products and technology through a combination of patents, copyright, trade secrets, trademark law and confidentiality agreements. We actively seek to file patent applications on our products and technology and as warranted by research and development activities. We also regularly monitor third party patents and applications of interest on an ongoing basis and analyze their relevance to us and our products.

We have sought patent protection of our technology in many of the countries and industries that are currently identified as target markets. As of December 31, 2016, our patent portfolio consisted of four issued and three pending U.S. patents, and 26 issued and 12 pending foreign patents. Our issued foreign patents include patents granted in Australia, Hong Kong, Japan and several of the major countries in the European Union. We will continue to seek intellectual property protection in as well as outside of the U.S.

Our patent portfolio includes patent and pending patent applications owned by Shalon Ventures and exclusively licensed by us, patents and a pending patent application co-owned by us and Shalon Ventures, as well as patent applications developed by and solely owned by us. We pay 3% royalties of net sales of the licensed inventions to Shalon Ventures with respect to the licensed patents and patent applications under an exclusive license entered into with Shalon Ventures on March 9, 2005, amended on March 9, 2009, January 9, 2012, and January 15, 2014, collectively referred to as the License Agreement. The License Agreement grants us certain exclusive rights in all human uses of self-expanding tissue expanders under certain patents and patent application owned or co-owned by Shalon Ventures. The License Agreement also gives us the first right to prosecute the licensed intellectual property. Our current U.S. issued patents expire between 2025 and 2035 and our current issued foreign patents expire between 2025 and 2030.

We protect our AIRXPANDERS, AIRXPANDER (in Australia) and AEROFORM trademarks by maintaining the registration of those marks for use in connection with surgical implants in Australia, the U.S., the European Union, Canada and Japan.

Our intellectual property is directed to technology incorporated into the AeroForm breast tissue expansion system, including its method of use. The term of a patent is limited, typically to 20 years from the date the application was filed or from the earliest non-provisional priority date in the applicable country. We employ external patent attorneys to assist us in managing our intellectual property portfolio.

Government Regulation of Medical Devices and of AeroForm

Governmental authorities in the United States, at the federal, state and local levels, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of products such as those we are commercializing and developing. Failure to obtain approval or clearance to market our products and products under development and to meet the ongoing requirements of these regulatory authorities could prevent us from continuing to market or develop our products and product candidates.

United States

Premarketing Regulation

In the United States, medical devices are regulated by the FDA. Unless an exemption applies, a new medical device will require either prior 510(k) clearance or approval of a premarket approval application, or PMA, before it can be marketed in the United States. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices, which are those that have the lowest level or risk associated with them, are subject to general controls, including labeling, premarket notification and adherence to the quality system regulation, or QSR, which sets forth device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards. Class III devices, which have the highest level of risk associated with them, are subject to most of the previously identified requirements as well as to premarket approval. Most Class I devices and some Class II devices are exempt from the 510(k) requirement, although the manufacturers will still be subject to registration, listing, labeling and QSR requirements.

A 510(k) premarket notification must demonstrate that the device in question is substantially equivalent to another legally marketed device, or predicate device, that did not require premarket approval. In evaluating the 510(k), the FDA will determine whether the device has the same intended use as the predicate device, and (a) has the same technological characteristics as the predicate device, or (b) has different technological characteristics, and (i) the data supporting the substantial equivalence contains information, including appropriate clinical or scientific data, if deemed necessary by the FDA, that demonstrates that the device is as safe and as effective as a legally marketed device, and (ii) does not raise different questions of safety and effectiveness than the predicate device. Most 510(k)s do not require clinical data for clearance, but the FDA may request such data. The FDA’s goal is to review and act on each 510(k) within 90 days of submission, but it may take longer based on requests for additional information. In addition, requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new device will be classified in Class III, and the manufacturer must submit a PMA. Since July 2012, however, with the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, a de novo pathway is directly available for certain low to moderate risk devices that do not qualify for the 510(k) pathway due to lack of a predicate device. Modifications to a 510(k)-cleared medical device may require the submission of another 510(k) or a PMA if the changes could significantly affect the safety or effectiveness or constitute a major change in the intended use of the device.

AeroForm, as a Class II medical device, was granted its FDA de novo marketing authorization in December 2016.

The PMA process is more complex, costly and time consuming than the 510(k) clearance procedure. A PMA must be supported by extensive data including, but not limited to, technical, preclinical, clinical, manufacturing, control and labeling information to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. After a PMA is submitted, the FDA has 45 days to determine whether it is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to performance goal review times for PMAs and may issue a decision letter as a first action on a PMA within 180 days of filing, but if it has questions, it will likely issue a first major deficiency letter within 150 days of filing. It may also refer the PMA to an FDA advisory committee for additional review, and will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSR, either of which could extend the 180-day response target. A PMA can take several years to complete and there is no assurance that any submitted PMA will ever be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed or to whom it may be sold. In addition, the FDA may request additional information or request the performance of additional clinical trials before it will reconsider the approval of the PMA or as a condition of approval, in which case the trials must be completed after the PMA is approved. Changes to the device, including changes to its manufacturing process, may require the approval of a supplemental PMA.

If a medical device is determined to present a “significant risk,” the manufacturer may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval of the IDE from the FDA. The IDE must be supported by appropriate data, such as animal and laboratory testing results and include a proposed clinical protocol. These clinical trials are also subject to the review, approval and oversight of an institutional review board, or IRB, at each institution at which the clinical trial will be performed. The clinical trials must be conducted in accordance with applicable regulations, including but not limited to the FDA’s IDE regulations and current good clinical practices. A clinical trial may be suspended by the FDA or the sponsor at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the trial. Even if a clinical trial is completed, the results may not demonstrate the safety and efficacy of a device, or may be equivocal or otherwise not be sufficient to obtain approval.

Post-Marketing Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

•	compliance with the QSR, which require manufacturers to follow stringent design, testing, control, documentation, record maintenance, including maintenance of complaint and related investigation files, and other quality assurance controls during the manufacturing process;

•	labeling regulations, which prohibit the promotion of products for uncleared or unapproved or “off-label” uses and impose other restrictions on labeling;

•	other post-marketing regulation of promotional activities, including standards and regulations for direct-to-consumer advertising, industry-sponsored scientific and educational activities, and promotional activities involving the internet and social media; and

•	medical device reporting obligations, which require that manufacturers investigate and report to the FDA adverse events, including deaths, or serious injuries that may have been or were caused by a medical device and malfunctions in the device that would likely cause or contribute to a death or serious injury if it were to recur.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters;

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to grant 510(k) clearance or PMA approvals of new products;

•	withdrawal of 510(k) clearance or PMA approvals; and

•	criminal prosecution.

To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled and unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of our third-party contract manufacturer and subcontractors.

International Regulation

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. For example, the primary regulatory authority with respect to medical devices in Europe is that of the European Union. The European Union consists of 28 countries and has a total population of over 500 million people. Norway, Iceland, Lichtenstein and Switzerland are not members of the European Union, but have transposed applicable European medical device laws into their national legislation. Thus, a device that is marketed in the European Union may also be recognized and accepted in those four non-member European countries as well.

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of relevant directives will be entitled to bear CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the European Union. Actual implementation of these directives, however, may vary on a country-by-country basis. The CE Mark is a mandatory conformity mark on medical devices distributed and sold in the European Union and certifies that a medical device has met applicable requirements.

The method of assessing conformity varies, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” Notified Bodies are independent testing houses, laboratories, or product certifiers authorized by the E.U. member states to perform the required conformity assessment tasks, such as quality system audits and device compliance testing. An assessment by a Notified Body based within the European Union is required in order for a manufacturer to distribute the product commercially throughout the European Union. Medium and higher risk devices require the intervention of a Notified Body which will be responsible for auditing the manufacturer’s quality system. The Notified Body will also determine whether or not the product conforms to the requirements of the applicable directives. Devices that meet the applicable requirements of E.U. law and have undergone the appropriate conformity assessment routes will be granted CE “certification.”

The AeroForm has CE Mark designation for tissue expansion for patients undergoing tissue expansion. CE Marking requires demonstration of continued compliance with the directives, which apply to the continued safety and quality of the product. Our designated EU Notified Body regularly audits these parameters to ensure compliance with ISO 13485 certification.

The CE Mark is mandatory for medical devices sold not only within the countries of the European Union but more generally within all countries in Western Europe. As many of the European standards are converging with international standards, the CE Mark is often used on medical devices manufactured and sold outside of Europe (notably in Asia that exports many manufactured products to Europe). CE Marking gives companies easier access into not only the European market but also to Asian and Latin American markets, most of which recognize the CE Mark on medical devices as a mark of quality and adhering to international standards of consumer safety, health or environmental requirements.

In September 2012, the European Commission adopted a proposal for a regulation which, if adopted, will change the way most medical devices are regulated in the European Union, and may subject our products to additional requirements.

In a number of international markets, including Australia, regulatory approvals may be expedited once CE Mark approval has been received; although submissions are required in each country.

In Australia, the TGA is responsible for administering the Therapeutic Goods Act with AeroForm falling under the category of an active implantable medical device. In 2013, the TGA approved the AeroForm for inclusion on the Australian Register of Therapeutic Goods.

Health Care Regulatory Laws

In the United States, the research, manufacturing, distribution, marketing, sale and promotion of medical devices are subject to numerous regulations by various federal, state and local governmental authorities in addition to the FDA. Health care fraud and abuse laws and other regulatory laws and regulations that govern our business include the following:

•	The federal anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under a federal health care program, such as Medicare or Medicaid. This statute has been interpreted broadly to apply to arrangements between pharmaceutical manufacturers and prescribers, purchasers, and formulary managers, among others. There are statutory exceptions and regulatory safe harbors available to protect certain common activities from prosecution or other regulatory sanctions that must be strictly followed. Failure to meet all of the requirements of a particular statutory exception or regulatory safe harbor does not make the conduct per se illegal under the anti-kickback statute, but subjects the arrangement to a case-by-case basis review of its facts and circumstances. The Affordable Care Act amended the federal anti-kickback statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation and codified case law that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

•	Federal false claims laws, including the civil False Claims Act, false statement laws and civil monetary penalty laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. The False Claims Act contains qui tam provisions, which allow a private individual, or relator, to bring a civil action on behalf of the federal government alleging that the defendant submitted a false claim to the federal government and to share in any monetary recovery. Certain marketing practices, including off-label promotion, may violate federal false claims laws.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Like the federal anti-kickback statute, the Affordable Care Act amended the intent standard for certain health care fraud provisions under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information.

•	The federal Physician Payments Sunshine Act and its implementing regulations require that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to annually report to the Centers for Medicare & Medicaid Services (CMS) information related to certain payments or other transfers of value made to physicians and teaching hospitals, and to report annually certain ownership and investment interests held by physicians and their immediate family members.

•	The U.S. Foreign Corrupt Practices Act, the U.K Anti-Bribery Act, and similar anti-bribery laws that generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business.

•	Analogous local, state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require medical device companies to comply with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to health care providers and entities; state and foreign laws that require device manufacturers to report information related to payments and other transfers of value to health care professionals or entities; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable health care laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other health care laws.

Medical device and other health care companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; and engaging in off-label promotion. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to significant sanctions, including criminal fines, civil monetary penalties, administrative penalties, disgorgement, individual imprisonment, exclusion from participation in federal health care programs, integrity obligations, contractual damages, injunctions, recall or seizure of products, total or partial suspension of production, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Health Care Reform

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce health care costs. In March 2010, President Barack Obama signed into law the Affordable Care Act, or ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against health care fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. Substantial new provisions affecting compliance also were enacted, which may affect our business practices with health care practitioners.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA. In addition, the current Trump administration and Congress may continue to seek legislative and regulatory changes, including repeal and replacement of certain provisions of the ACA. President Trump also signed an Executive Order in January 2017 directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, health care providers, health insurers, or manufacturers of pharmaceuticals or medical devices.

We expect that health care reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our products. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other health care reforms may affect our ability to generate revenue and profits or commercialize our product candidates.

Third-Party Coverage and Reimbursement

Because we typically receive payment directly from hospitals and health care facilities, we do not anticipate relying directly on payment for any of our products from third-party payers, such as Medicare, Medicaid, private insurers, and managed care companies. However, our business will be affected by policies administered by federal and state health care programs, such as Medicare and Medicaid, as well as private third-party payers, which often follow the policies of the state and federal health care programs. For example, our business will be indirectly impacted by the ability of a hospital or medical facility to obtain coverage and third-party reimbursement for procedures performed using our products. These third-party payers may deny reimbursement if they determine that a device used in a procedure was not medically necessary; was not used in accordance with cost-effective treatment methods, as determined by the third-party payer; or was used for an unapproved use. A national or local coverage decision denying Medicare coverage for one or more of our products could result in private insurers and other third party payers also denying coverage. Even if favorable coverage and reimbursement status is attained for our products, less favorable coverage policies and reimbursement rates may be implemented in the future. The cost containment measures that third-party payers and providers are instituting, both within the United States and abroad, could significantly reduce our potential revenues from the sale of our products and any product candidates. We cannot provide any assurances that we will be able to obtain and maintain third party coverage or adequate reimbursement for our products and product candidates in whole or in part.

For inpatient and outpatient procedures, including those that will involve use of our products, Medicare and many other third-party payers in the United States reimburse hospitals at a prospectively determined amount, generally based on one or more diagnosis related groups, or DRGs, associated with the patient’s condition for inpatient treatment and generally based on ambulatory payment classifications, or APCs, associated with the procedures performed during the patient’s stay, for outpatient treatment. Each DRG or APC is associated with a level of payment and may be adjusted from time to time, usually annually. Prospective payments are intended to cover most of the non-physician hospital costs incurred in connection with the applicable diagnosis and related procedures. However, the prospective payment amounts are typically set independent of a particular hospital’s actual costs associated with treating a particular patient and implanting a device. Therefore, the payment that a hospital would receive for a particular hospital visit would not typically take into account the cost of our products.

In international markets, health care payment systems vary by country and many countries have instituted price ceilings on specific product lines. There can be no assurance that our products will be considered cost-effective by third-party payers, that reimbursement will be available or, if available, that the third-party payers’ reimbursement policies will not adversely affect our ability to sell our products profitably.

Member countries of the European Union offer various combinations of centrally financed health care systems and private health insurance systems. The relative importance of government and private systems varies from country to country. Governments may influence the price of medical devices through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may be marketed only once a reimbursement price has been agreed upon. Some of these countries may require, as condition of obtaining reimbursement or pricing approval, the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Some E.U. member states allow companies to fix their own prices for devices, but monitor and control company profits. The choice of devices is subject to constraints imposed by the availability of funds within the purchasing institution. Medical devices are most commonly sold to hospitals or health care facilities at a price set by negotiation between the buyer and the seller. A contract to purchase products may result from an individual initiative or as a result of a competitive bidding process. In either case, the purchaser pays the supplier, and payment terms vary widely throughout the European Union. Failure to obtain favorable negotiated prices with hospitals or health care facilities could adversely affect sales of our products.

Material Contracts

We currently acquire certain materials and components required to manufacture our products from third parties and outsource certain aspects of our manufacturing process in addition to the warehousing and logistics arrangements that we have in Australia. Although alternative suppliers are available, we have identified the following agreement, which we consider to be material to our business as currently conducted. The key provisions of this material contract are summarized below, however, the summary is not intended to be exhaustive.

Vention — Contract Manufacturing Agreement

In January 2017, we entered into a Manufacturing and Supply Agreement with Vention Medical Costa Rica, S.A, or Vention, pursuant to which Vention agreed to manufacture and supply our AeroForm product. There are no specified minimum purchase quantities; however, we are required to provide, on a monthly basis, a twelve month demand forecast with the first three months considered binding and the remaining amount considered non-binding.

The agreement continues for four years unless terminated earlier. The term of the agreement automatically renews for additional one-year terms unless one party provides the other party with written notice of termination at least six months prior to the end of the applicable renewal period. The agreement may be terminated by either party for any reason upon 365 days’ written notice. In addition, the agreement may be terminated by mutual agreement of the parties, or by either party, with written notice, upon uncured material breach or insolvency of the other party.

Shalon Ventures — Royalty Agreement

Shalon Ventures and AirXpanders have entered into a License Agreement dated March 9, 2005 (as amended on March 9, 2009, January 9, 2012 and January 15, 2014) in relation to those inventions, collectively the Shalon Ventures License Agreement. Pursuant to the Shalon Ventures License Agreement, Shalon Ventures granted AirXpanders an exclusive license to develop, make, have made, use, offer for sale, sell, have sold, import and export products that, but for the license, would infringe one or more claims of the patents. The license covers all human uses of self-expanding tissue expanders anywhere in the world and includes the right to sublicense.

In consideration for the license, AirXpanders pays Shalon Ventures a running royalty of 3% of net sales of the licensed invention. AirXpanders indemnifies Shalon Ventures for any liability arising out of the commercialization of products using the license. Through the year ended December 31, 2016, the Company has incurred $19,266 in royalty fees.

Financing & Dividends

Financing

Since our incorporation on March 17, 2005 through February 28, 2017, we have been funded with a total of approximately $108.8 million through a series of equity and convertible note financings.

We have raised approximately $78.4 million through public sales of our equity in our IPO, and a concurrent private placement under Regulation D of the Securities Act (Concurrent Placement), and through subsequent sales of our equity. This primarily consists of approximately $30.1 million raised in June 2015 in the IPO, Concurrent Placement and the issuance of convertible bridge notes, $14.2 million raised in June 2016 in an equity offering of our CDIs; and $34.1 million raised in February 2017 in an equity offering of our CDIs. Apart from the Concurrent Placement, these equity offerings were not made to U.S. persons (within the meaning of the Securities Act).

Prior to the IPO, from 2005 through 2014, we had raised approximately $30.4 million through the sale of Series A, B, B-1, C, D and E convertible preferred stock during the period, and borrowed approximately $3.5 million from a financial institution. In connection with the IPO, all of our existing shares of preferred stock were converted into Common Stock. In February and June 2015, we raised through a private placement of convertible bridge notes payable a total of $5.0 million in net cash proceeds. The convertible bridge notes had a stated interest rate of 7% per annum. All the outstanding convertible bridge notes payable and accrued unpaid interest of $70,233 were converted into 4,412,474 shares of Common Stock in connection with our IPO in June 2015.

On June 22, 2015, we issued 29,629,654 shares of Common Stock in connection with an initial public offering (IPO) on the Australian Securities Exchange, or the ASX, a Concurrent Placement, and the conversion of convertible bridge notes payable and related accrued interest. We raised a total of approximately $30.1 million, net of issuance costs of approximately $2.9 million. Of this amount, $25.1 million were net cash proceeds directly from the IPO, and $5.0 million were cash proceeds from the Concurrent Placement. In connection with the IPO, all of our existing shares of preferred stock were converted into common stock.

In June 2016, we issued 8,771,930 shares of Common Stock in connection with an equity offering on the ASX. Our cash proceeds were approximately $14.2 million, net of issuance costs of approximately $0.7 million.

In February 2017, we issued 16,304,348 shares of Common Stock in connection with an equity offering on the ASX. We raised a total of $34.1 million, net of issuance costs of approximately $1.5 million.

Dividends

During 2016, 2015 and 2014, we did not declare or pay any dividends on our common stock and do not currently anticipate declaring or paying dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of the business. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors, or the Board, and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that the Board may deem relevant.

Research and development

Our primary product is the AeroForm breast tissue expansion system, which includes an externally-controlled breast tissue expander that, when inflated, stretches breast tissue in order to accommodate a subsequently positioned permanent breast implant. We have developed and continue to develop technologies for remotely-controlled tissue expansion such as breast tissue expansion. Research and development expenses were $7.2 million in 2016, $4.8 million in 2015 and $4.1 million in 2014.

Employees

As of December 31, 2016, we had 71 full-time employees including 12 in research and development, 40 in operations and 19 in selling, general and administrative. As of December 31, 2016, we had 64 employees located in the U.S. and 7 in Australia. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

ITEM 1A.	RISK FACTORS.

An investment in us is speculative and involves a number of risks. We believe the risks described below are the material risks that we face. However, the risks described below may not be the only risks that we face. Additional unknown risks or risks that we currently consider immaterial, may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our CDIs could decline significantly. You should carefully consider the specific risk factors discussed below, together with the cautionary statements under the caption “Forward-Looking Statements” and the other information and documents that we file from time to time with the SEC.

Risks Related to Our Business

We will need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce, or eliminate planned activities or may result in our inability to operate as a going concern.

As we have limited commercialization of our product, we are generating a small amount of revenue and are not cash flow positive or profitable. Our net revenue from sales of AeroForm was approximately $0.6 million for the year ended December 31, 2016 and, as of December 31, 2016, we had cash and cash equivalents of approximately $11.5 million. Our existing capital, which since February 2017 includes $32.6 million in net cash proceeds raised from an equity offering on the ASX, may be insufficient to meet our requirements. These requirements include, but not limited to, funding our initial and full commercial launch of AeroForm in the U.S., building our supporting manufacturing infrastructure, building a dependable partnership with our contract manufacturer, building our salesforce to support our commercialization efforts, conducting clinical trials, obtaining regulatory approvals, and covering any losses. We will need to raise additional funds through financings or borrowings prior to the middle of 2018 in order to accomplish our planned objectives. Failure to raise additional funds could delay, reduce, or halt our commercialization and clinical trial efforts and would impact our ability to continue as a going concern.

We have no committed sources of capital funding and there is no assurance that additional funding will be available to us in the future or be secured on acceptable terms. These factors raise substantial doubt about our ability to continue as a going concern. If adequate funding is not available, we may no longer be a going concern and may be forced to curtail operations, including our commercial activities and research and development programs, or cease operations altogether, file for bankruptcy, or undertake any combination of the foregoing. In such event, our stockholders may lose their entire investment in our company.

In addition, if we do not meet our payment obligations to third parties as they become due, we may be subject to litigation claims and our creditworthiness would be adversely affected. Even if we are successful in defending against these claims, litigation could result in substantial costs and would be a distraction to management, and may have other unfavorable results that could further adversely impact our financial condition.

We have a history of net losses and we may never achieve or maintain profitability.

We are a U.S. based medical device company with a limited history of operations and have limited commercial experience with our product. Medical device product development is a speculative undertaking and involves a substantial degree of risk. To date, we have focused on developing our sole product, AeroForm, and currently have no other products in development. We have incurred net losses since our inception, including net losses of approximately $19.4 million in 2016, $11.2 million in 2015 and $7.0 million in 2014. As of December 31, 2016, our accumulated deficit was approximately $66.3 million. Although we have started to generate revenues from sales in Australia and are beginning commercialization activities in the U.S., we expect to continue to incur significant operating losses for the near future as we incur costs, including those associated with commercializing our products, building our supporting manufacturing infrastructure, building a dependable partnership with our contract manufacturer, conducting ongoing clinical trials that the FDA may require to ensure that our product is maintaining compliance, attempting to secure regulatory approvals for our products in Europe and Asia as well as the increased costs associated with being a public company in the U.S. with equity securities listed on the ASX.

Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to achieve sustained profitability would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our research and development pipeline, market AeroForm or any other products we may identify and pursue, if approved, or continue our operations. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We cannot predict the extent of our future operating losses and accumulated deficit and we may never generate sufficient revenues to achieve or sustain profitability.

Our business model will depend solely on the success of AeroForm for breast reconstruction procedures.

We expect to derive all of our revenue in the foreseeable future from sales of AeroForm for breast reconstruction procedures. We have no other commercial products or products in active development at this time. Acceptance of our product in the marketplace is uncertain, and our failure to achieve sufficient market acceptance will significantly limit our ability to generate revenue and be profitable. If we are unable to successfully launch and achieve meaningful market penetration with AeroForm, our commercial strategy will be unattainable and our business operations, financial results and growth prospects will be materially and adversely affected.

Our business is dependent on future clinical trials that may be required for commercialization of Aeroform in other markets.

To date, we have conducted clinical trials in Australia and the U.S. demonstrating the safety, efficacy and convenience of AeroForm for sales in the Australian and U.S. markets. However, the success of these earlier clinical trials may not necessarily be predictive of the results of future clinical trials, which may be required for commercialization in other markets, like Europe and Asia, or for future products which may require additional clinical trials prior to approval.

Trial results can also be susceptible to varying interpretations and analyses. Although we consider that the data on AeroForm to date (including the preliminary data from the XPAND trial) demonstrates AeroForm’s safety and effectiveness, there is no assurance that the device will meet its endpoints in future clinical trials. This would limit the size of the market opportunity for AeroForm in other markets.

If we undertake additional clinical trials for AeroForm in the future, those trials may be impacted by a number of factors including failure to recruit a sufficient number of patients, failure to meet trial endpoints, lack of product effectiveness during the trial, safety issues and modifications to trial protocols or changes to regulatory requirements for trials. Clinical trials may also be delayed, suspended or terminated due to decisions by the institutional review board (IRB) responsible for overseeing the study at a particular site.

We are dependent on the acceptance, promotion and safe usage of AeroForm by surgeons and their patients.

Regulatory approval and clearance of AeroForm, including in Australia and the U.S., will not guarantee market adoption. In order to achieve commercial success, we are dependent on the acceptance and promotion of AeroForm by patients and surgeons. Reasons that patients and surgeons may be slow to adopt AeroForm include, but are not limited to:

•	preference of the products of competitors due to familiarity with those products or for various other reasons;

•	limited clinical data illustrating the benefits of AeroForm to patients and surgeons;

•	concern over potential liability risks involved in using a new product; and

•	any delay in the qualification of AeroForm for reimbursement from relevant health care funding bodies in jurisdictions where approved reimbursement codes and reimbursement status for similar products does not already exist.

While we already have early good relationships with a number of leading surgeons in Australia and the U.S., this in and of itself does not ensure the widespread support of AeroForm among surgeons. If a significant number of surgeons in our key markets do not adopt or recommend AeroForm, or continue to promote and use the products of competitors, this would adversely impact or delay our ability to generate revenue and achieve profitability.

We may be unable to compete successfully with current tissue expanders in the market for breast reconstruction.

The market for traditional tissue expander products in breast reconstruction procedures is well established and dominated by two large pharmaceutical companies, Allergan, Inc. and Mentor Worldwide LLC, a division of Johnson & Johnson, which have been market leaders for a number of years. Our AeroForm will compete against the traditional saline expanders which have been used for many years, are supported by clinical data, and have significantly greater brand recognition. Furthermore, the resources and scale of the two dominant players in the tissue expander market provides them with significant advantages in terms of financing, research and development, manufacturing and marketing resources and this may restrict out ability to secure market share for AeroForm.

We have limited sales, marketing and distribution resources.

We currently have limited marketing resources and will need to commit significant resources to developing sales, distribution and marketing capabilities. We intend to utilize a hybrid sale distribution model in the U.S. but most other markets will likely entail the use of a distributor. We will need to ensure compliance with all legal and regulatory requirements for sales, marketing and distribution in each relevant market. There is a risk that we will be unable to develop sufficient sales, marketing and distribution capacity to effectively commercialize AeroForm.

We rely on key suppliers for product components.

Our contracts with key suppliers are generally standard in nature, in the form of purchase order arrangements that are common to medical device firms in the early stages of commercialization, with no minimum orders required. As we move further into our commercialization phase, we will increasingly rely on key suppliers for AeroForm components. A disruption at a key supplier could cause a substantial delay in the availability of AeroForm, leading to a potential loss of sales. Development of key manufacturing processes along with process validation testing, device verification testing, and regulatory approvals required for a manufacturing change could take up to six months to complete. However, we believe that alternative suppliers could ultimately be located, qualified and approved for all critical system components with the six month timeframe.

We intend to rely on a third party in Costa Rica to manufacture AeroForm.

We intend to have the main manufacturing of AeroForm managed by a contract manufacturer located in Costa Rica. While we also plan to retain the ability to manufacture AeroForm at our California location, there are inherent risks in relying on outsourced contract manufacturers particularly where the contract manufacturer is located outside of the U.S. These risks include risks of economic change, recession, labor strikes or disruptions, political turmoil, changes in tariffs or trade barriers, and lack of contract enforceability.

Should the manufacturer’s operations be disrupted for any reason or production halted, we may not be able to have enough AeroForm devices manufactured in a timely manner to satisfy product demand. While an alternative manufacturer could be appointed, it would take a significant amount of time to transfer the manufacturing process, which would include installation and validation of equipment, process and product qualifications and regulatory approvals. If such a disruption were to occur, it would adversely impact our ability to sell AeroForm and customers might instead purchase competing tissue expander products. There may also be an ongoing sales impact in the form of a reduction of goodwill as a result of our inability to supply hospitals and surgeons in a timely manner.

We intend to rely on an automated manufacturing process to increase production volumes of AeroForm.

AeroForm has not yet been produced on a large scale. We have developed an automation process for the production of AeroForm which should significantly reduce the time required to produce each unit and allow for AeroForm to be produced in much greater volumes at a lower cost. This process has not been validated yet. It is intended that the automation process will be validated in the California location and then implemented by our contract manufacturer in Costa Rica, meaning that we will only have limited control over the process. The implementation of the automation process by the manufacturer may encounter some unforeseen problems or production delays beyond our control. If we are unable to keep up with demand for AeroForm, our revenues could be impaired and market acceptance of AeroForm may be adversely affected. In particular, should the manufacturer’s operations be disrupted for any reason or production halted, we may not be able to have enough AeroForm devices manufactured in a timely manner to satisfy product demand.

Furthermore, if the automated manufacturing process is unsuccessful, this may adversely impact the gross margins that we believe we can achieve for AeroForm, which in turn will negatively affect our financial results.

Third party payers, including government authorities and private health insurers, may not provide sufficient levels of reimbursement or any form of reimbursement for AeroForm.

Purchasers of tissue expanders for breast reconstruction procedures generally rely on third party payers, particularly government health administration authorities, including Medicare and Medicaid in the U.S., and private health insurers, to subsidize the cost of the products. We have to date secured reimbursement for AeroForm in Australia and expect that AeroForm will benefit from existing reimbursement codes for breast reconstruction procedures in the U.S. Although rates of reimbursement for breast reconstruction procedures in the U.S. have been increasing in recent years, reimbursement rates are lower than our cost to produce AeroForm, and no assurance can be given that reimbursement amounts will continue to increase or that the amounts will be sufficient to enable us to sell AeroForm on a profitable basis in the U.S. Moreover, we cannot predict what changes may be made in the future to third party coverage and reimbursement in Australia or the U.S. and what impact any such changes may have on our ability to sell AeroForm.

Reimbursement and healthcare payment systems in international markets vary significantly by country. Outside Australia and the U.S., we may not obtain international coverage and reimbursement approvals in a timely manner or at all.

In Australia, the report of the Competition Policy Review released on March 31, 2015 (commonly known as the Harper Report) stated that the regulation of prostheses should be further examined to see if pricing and supply can be made more competitive. However, it is not known whether any further review of prostheses regulation will occur and if it does occur, how resulting regulatory changes, if any, will affect the future reimbursement of AeroForm in Australia.

We may not be able to pass through the regulatory hurdles and gain the necessary approvals and clearances to sell AeroForm in certain other countries.

In the U.S., we received de novo clearance from the FDA, allowing us to commence sales to the U.S. market. We have received TGA and CE Mark approval for AeroForm, allowing us to commence sales to the Australian and European markets, respectively.

In other jurisdictions, AeroForm is still at various pre-commercialization phases. We cannot guarantee that we will receive all necessary regulatory approvals, nor can we accurately predict the product approval timelines, or other requirements that may be imposed by regulators (for example, further clinical trials or other requirements proving safety and effectiveness of AeroForm). Furthermore, there may be changes to regulatory standards, which could delay or prevent us from obtaining the necessary regulatory approvals. In addition, any future changes to AeroForm may require separate clearance or approval.

Any delays or barriers to our obtaining necessary regulatory clearances would limit the size of the market opportunity until such time, if any, that we will be able to obtain such clearances for AeroForm.

We are dependent on the protection and enforcement of our intellectual property rights.

The protection of the intellectual property we rely on is critical to our business and commercial success. If we are unable to protect or enforce the intellectual property rights embodied in AeroForm, there is a risk that other companies will incorporate the intellectual property into their technology, which could adversely affect our ability to compete in the market for tissue expanders.

As of December 31, 2016, our patent portfolio consisted of four issued and three pending U.S. patents, and 26 issued and 12 pending foreign patents. Our issued foreign patents were granted in Australia, Hong Kong, Japan and several of the major countries in the European Union.

In addition, some of the key patents related to AeroForm are co-owned by us and Shalon Ventures (includes U.S. patents) or licensed to us exclusively by Shalon Ventures (non-U.S. patents only). Although the license agreement between us and Shalon Ventures may only be terminated by a party in limited circumstances, if Shalon Ventures was to terminate the license agreement it could affect our ability to produce and sell AeroForm outside the U.S.

We may be subject to future third party intellectual property rights disputes.

We do not believe that our activities infringe any third party’s intellectual property rights. To date, no third party has asserted this to be the case. However, in the future we may be subjected to infringement claims or litigation arising out of patents and pending applications of our competitors, or additional proceedings initiated by third parties or intellectual property authorities to re-examine the patentability of licensed or owned patents. The defense and prosecution of intellectual property claims and litigation, and related legal and administrative proceedings are costly and time-consuming to pursue, and their outcome is uncertain. If we infringe the rights of third parties, we could be prevented from selling AeroForm or any future products and be forced to defend against litigation and to pay damages.

We have a limited operating history and may face difficulties encountered by companies early in their commercialization.

We have a limited operating history upon which to evaluate our business and forecast future net sales and operating results. In assessing our business prospects, you should consider the various risks and difficulties frequently encountered by companies early in their commercialization in competitive markets, particularly companies that develop and sell medical devices. These risks include our ability to:

•	implement and execute our business strategy;

•	expand and improve the productivity of our sales force and marketing programs;

•	increase awareness of our brand and build loyalty among surgeons;

•	manage expanding operations;

•	respond effectively to competitive pressures and developments; and

•	successfully implement design changes to refine AeroForm over time and obtain any updates to regulatory approvals related to the changes.

Ongoing regulation of our products may limit how we manufacture and market our product candidates, which could materially impair our ability to generate revenue.

Once regulatory approval has been granted, an approved product and its manufacturer are subject to ongoing review and regulation. Any approved or cleared product may only be promoted for its approved or cleared uses consistent with the products labeling. In addition, product labeling, packaging, QSR requirements, adverse event reporting, advertising and promotion, scientific and educational activities, and promotional activities involving the internet and social media will be subject to extensive regulatory requirements. To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled and unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, including various sanctions such as warning letters; fines, injunctions, and civil penalties; recall or seizure of our products; operating restrictions, partial suspension or total shutdown of production; refusal to grant 510(k) clearance or PMA approvals of new products; withdrawal of 510(k) clearance or PMA approvals; and criminal prosecution. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

If we market products in a manner that violates fraud and abuse and other health care laws, we may be subject to significant enforcement and sanctions.

In addition to FDA restrictions on marketing of medical device products, several other types of state, federal and foreign health care laws, including those commonly referred to as “fraud and abuse” laws, have been applied to restrict certain marketing practices in the medical device industry. These laws include, among others, the following:

•	The federal anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under a federal health care program, such as Medicare or Medicaid. This statute has been interpreted broadly to apply to arrangements between pharmaceutical manufacturers and prescribers, purchasers, and formulary managers, among others. There are statutory exceptions and regulatory safe harbors available to protect certain common activities from prosecution or other regulatory sanctions that must be strictly followed. Failure to meet all of the requirements of a particular statutory exception or regulatory safe harbor does not make the conduct per se illegal under the anti-kickback statute, but subjects the arrangement to a case-by-case basis review of its facts and circumstances. The Affordable Care Act amended the federal anti-kickback statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation and codified case law that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

•	Federal false claims laws, including the civil False Claims Act, false statement laws and civil monetary penalty laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. The False Claims Act contains qui tam provisions, which allow a private individual, or relator, to bring a civil action on behalf of the federal government alleging that the defendant submitted a false claim to the federal government and to share in any monetary recovery. Certain marketing practices, including off-label promotion, may violate federal false claims laws.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Like the federal anti-kickback statute, the Affordable Care Act amended the intent standard for certain health care fraud provisions under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information.

•	The federal Physician Payments Sunshine Act and its implementing regulations require that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to annually report to the Centers for Medicare & Medicaid Services (CMS) information related to certain payments or other transfers of value made to physicians and teaching hospitals, and to report annually certain ownership and investment interests held by physicians and their immediate family members.

•	The U.S. Foreign Corrupt Practices Act, the U.K Anti-Bribery Act, and similar anti-bribery laws that generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business.

•

Analogous local, state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require medical device companies to comply with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to health care providers and entities; state and foreign laws that require device manufacturers to report information related to payments and other transfers of value to health care professionals or entities; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable health care laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other health care laws.

Medical device and other health care companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; and engaging in off-label promotion. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to significant sanctions, including criminal fines, civil monetary penalties, administrative penalties, disgorgement, individual imprisonment, exclusion from participation in federal health care programs, integrity obligations, contractual damages, injunctions, recall or seizure of products, total or partial suspension of production, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We are exposed to the risk of product liability and product recalls.

We are exposed to the risk of product liability claims as a company that sells products to the public. This is a particularly sensitive issue for health care companies, and the medical device market has a history of product recalls and litigation. We may be exposed to the risk of product liability claims, which are inherent in the design, manufacturing, marketing and use of medical devices. Furthermore, we must comply with medical device reporting and vigilance requirements in each jurisdiction in which AeroForm and any future products are marketed.

Any product liability claim, with or without merit, may cause damage to our reputation and business. We have sought to minimize this risk by taking out product liability insurance, but this may not be sufficient if a large damages claim is awarded. If we are called as a defendant in a product liability suit, this could be a costly activity that may also divert management focus away from key strategic initiatives of the business, potentially adversely impacting financial performance and damaging our reputation.

Off-label use of AeroForm may harm its image or lead to substantial penalties.

We are only permitted to market AeroForm for the uses indicated on the labeling cleared by the relevant regulatory bodies in each market. We cannot prevent a surgeon or other third party from using or recommending the use of AeroForm for purposes outside of its approved intended use. This may lead to the increased likelihood of an adverse event, or inadequate treatment of a patient’s condition, which could harm our reputation in addition to potential claims for damages. If we were deemed to have marketed AeroForm for off-label use, we could be subject to civil or criminal sanctions, including fines, damages claims, injunctions or other penalties and our reputation within the industry may be damaged.

We must attract and retained skilled staff to pursue our business model.

Our long term growth and performance is dependent on attracting and retaining highly skilled staff. The medical device industry, and the San Francisco Bay area where we maintain our headquarters, has strong competition for highly skilled workers (including senior researchers, clinical staff, and management) due to the limited number of people with the appropriate skill set.

We currently employ, or engage as consultants, a number of key management and scientific personnel. There is a risk that we will be unable to attract and retain the necessary staff to pursue our business model. In particular, if Mr. Scott Dodson, our President and CEO, were to leave us, we would lose significant technical and business expertise, and we might not be able to find a suitable replacement in a timely manner. This would affect how efficiently we operate our business and our future financial performance could be impacted.

We have structured incentive programs for our key personnel, including an equity incentive plan. Despite these measures, there is no guarantee that we will be able to attract and retain suitable qualified personnel, which could negatively affect our ability to reach our goals.

Risks Related to Our Industry

We may be adversely affected by health care reform legislation in the U.S. and other countries.

In recent years, there have been numerous initiatives at the U.S. federal and state levels for comprehensive reforms affecting the payment for, the availability of and reimbursement for healthcare services. Recent legislation and many of the proposed bills include funding to assess the comparative effectiveness of medical devices. It is unclear what impact the comparative effectiveness analysis will have on our products or financial performance. If significant reforms are made to the healthcare system in the U.S., or in other jurisdictions, those reforms could adversely affect our financial condition and operating results.

In March 2010, President Obama signed into law comprehensive healthcare reform legislation known as the Affordable Care Act, or the ACA, as modified by the Health Care and Education Reconciliation Act of 2010 (U.S.). The ACA was a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against health care fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. Substantial new provisions affecting compliance also were enacted, which may affect our business practices with health care practitioners. Complying with the ACA could significantly increase our costs.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA. In addition, the current Trump administration and Congress may continue to seek legislative and regulatory changes, including repeal and replacement of certain provisions of the ACA. President Trump also signed an Executive Order in January 2017 directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, health care providers, health insurers, or manufacturers of pharmaceuticals or medical devices. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

We expect that health care reform measures that have been and may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our products. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other health care reforms may affect our ability to generate revenue and profits or commercialize our product candidates.

The manufacturing facilities of AeroForm must comply with stringent regulatory requirements.

The manufacturing facilities for AeroForm must meet stringent standards. As we intend to outsource our main manufacturing to a contract manufacturer located in Costa Rica, we will have limited direct control over the compliance of the facility which manufactures AeroForm. If the manufacturer does not comply with any relevant requirements, this may adversely affect our ability to sell AeroForm. The FDA routinely inspects all medical device companies, including contract manufacturers, for compliance with the Quality Systems Regulation, or QSR. Furthermore, to maintain the CE Mark, National Standards Authority of Ireland, our Notified Body, will regularly audit our suppliers and manufacturers. Failure to comply with the applicable regulatory requirements can result in, among other things, temporary manufacturing shutdowns, product recalls, product shortages, bans on imports and exports and a damaged brand name.

Our presence in the international marketplace exposes us to foreign operational risks.

We will seek to sell AeroForm in markets across Australia, the U.S., Europe, Canada, Latin America and Asia. As it is intended that the main manufacturing of AeroForm will be performed in Costa Rica, we will be exposed to risks of foreign regulations in Costa Rica and national trade laws, including import and export laws as well as customs regulations and laws. There are potentially high compliance costs associated with these laws and failure to comply with any applicable law or regulatory obligations could result in penalties and/or enforcement action (for example, stoppages or delays in clearing our products through customs).

Risks Related to our CDIs and Common Stock

Our principal stockholders could collectively exert control over us and may not make decisions that in the best interests of all stockholders.

As of March 15, 2017, our principal stockholders beneficially owned a substantial percentage of our voting stock. If these significant stockholders were to act together, they would be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, there is a risk that these stockholders, although unrelated to each other, may make collective decisions that do not accord with, or are not in the best interests of, other stockholders and CDI holders. For example, the principal stockholders could, through their concentration of ownership, delay or prevent a change of control, even if a change of control is in the best interests of our other stockholders and CDI holders.

Provisions of our Certificate of Incorporation, our Bylaws and Delaware law could make an acquisition of us more difficult and may prevent attempts by stockholders to replace or remove current members of the Board.

Certain provisions of Delaware law, our Certificate of Incorporation and Bylaws could discourage, delay or prevent a change of control or deter tender offers for our common stock that stockholders and CDI holders may consider favorable, including transactions in which CDI holders might otherwise receive a premium for their CDIs.

Our Certificate of Incorporation authorizes us to issue up to 10,000,000 shares of preferred stock in one or more different series with terms to be fixed by our board of directors. Stockholder or CDI holder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device.

Our Bylaws provide for an advance notice procedure for stockholders or CDI holders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors, and require that special meetings of stockholders be called only by our chairman of the board, chief executive officer, president or the board pursuant to a resolution adopted by a majority of the board.

The anti-takeover provisions of Delaware law and provisions in our organizational documents may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Being a public company is expensive and administratively burdensome.

Upon the effectiveness of this registration statement, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although we have been listed on the ASX for about 2 years and have been required to file financial information and make certain other filings with the ASX, our status as a U.S. reporting company under the Exchange Act will cause us to incur additional legal, accounting and other expenses that we have not previously incurred. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors (and the Audit and Risk Committee in particular) or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The costs and management time involved in complying with Delaware laws, Australian laws and U.S. reporting requirements are likely to be significant.

As a Delaware company with an ASX listing and a registration as a foreign company in Australia, we will need to ensure continuous compliance with Delaware law and relevant Australian laws and regulations, including the listing rules and certain provisions of the Corporations Act. To the extent of any inconsistency between Delaware law and Australian law and regulations, we may need to make changes to our business operations, structure or policies to resolve such inconsistency. If we are required to make such changes, this is likely to result in interruptions to our operations, additional demands on key employees and extra costs.

ITEM 2.	FINANCIAL INFORMATION.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the periods, and as of the dates, indicated. You should read the following selected consolidated financial data in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this registration statement and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this registration statement.

We derived the consolidated statements of operations and comprehensive loss data for the years ended December 31, 2016, 2015 and 2014, and the consolidated balance sheet data as of December 31, 2016 and 2015, from our audited consolidated financial statements that are included elsewhere in this registration statement. We have derived the consolidated balance sheet data as of December 31,

2014 from our consolidated financial statements not included in this registration statement. Our historical results are not necessarily indicative of our results to be expected in any future period.

	Years Ended December 31,
	2016	2015	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$570	$293	$—
Cost of goods sold	4,543	1,906	—

Gross loss	(3,973)	(1,613)	—
Operating expenses:
Research and development	7,164	4,827	4,143
Selling, general and administrative	7,986	4,640	2,229

Total operating expenses	15,150	9,467	6,372

Operating loss	(19,123)	(11,080)	(6,372)
Other expense (income):
Interest expense	249	422	561
Other expense (income)	50	(341)	45

Total other expense (income), net	299	81	606

Loss before income taxes	(19,422)	(11,161)	(6,978)
Provision for income taxes	1	—	—

Net loss and comprehensive loss	(19,423)	(11,161)	$(6,978)

Basic and diluted net loss per Class A common share	$(0.26)	$(0.32)	$(7.74)

Weighted-average number of shares used in computing basic and diluted net loss per common share	74,793,530	35,377,588	901,666

	December 31,
	2016	2015	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,477	$19,113	$1,651
Working capital	$10,206	$17,143	$279
Total assets	$15,529	$20,898	$2,138
Long-term debt, including current portion	$1,195	$2,584	$3,564
Total liabilities	$3,360	$3,852	$4,325
Total stockholders’ equity	$12,169	$17,045	$(2,187)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

AirXpanders is a U.S. based medical device company whose principal business is to design, manufacture, sell and distribute medical devices used in breast reconstruction procedures following mastectomy. Our AeroForm Tissue Expander System (AeroForm) is a needle-free, patient-controlled tissue expander used in patients undergoing two-stage breast reconstruction following mastectomy prior to the insertion of a breast implant. AeroForm was granted its first CE mark in Europe in October 2012, was approved by Australia’s Therapeutic Goods Administration in October 2013, commenced its initial marketing release of AeroForm in Australia in January 2015, and was granted its U.S. Food and Drug Administration, or FDA, de novo marketing authorization in December 2016 (as a Class II medical device). To date, we have been primarily engaged in developing and launching our initial product technology, completing clinical trials, building the manufacturing infrastructure to support commercialization efforts, recruiting key personnel and raising capital.

Breast cancer is the second leading cause of death in women globally. Most women being treated for breast cancer undergo some type of surgery to address the primary breast tumor. The purpose of the surgery is to remove as much of the cancer as possible. Breast-conserving surgery (also known as lumpectomy or partial mastectomy) can be sufficient for early-stage breast cancer patients. However, for those patients who have a more advanced breast cancer or who have a genetic predisposition for developing breast cancer, treatment often requires mastectomy, which is the removal of one or both breasts.

In the U.S. alone, of the approximately 300,000 new diagnoses of female breast cancer every year, 36% of early-stage patients and 60% of late-stage patients receive a mastectomy. Mastectomies are also performed on a proportion of previously diagnosed patients who originally had a form of breast-conserving surgery, as well as on women undertaking mastectomy as a preventative measure prior to any cancer diagnosis. Approximately 60% of mastectomies in the U.S. involve the removal of both breasts. With increasing awareness, earlier detection and the emerging practice of pre-emptive breast removal surgery, death rates from breast cancer have been declining since the late 1980s, particularly in women younger than 50 years of age, while mastectomy rates have been increasing.

Although a traumatic and painful procedure, mastectomy has become increasingly accepted and adopted as a pre-emptive measure to prevent breast cancer. Women who have been diagnosed with cancer in one breast may elect to have the other breast removed as a precautionary measure. Similarly, preventative surgery to remove both breasts is an increasingly sought after option for women with a strong family history of breast cancer or who have been identified as having disease causing mutations in certain genes, such as BRCA1 or BRCA2, which predispose them to a significantly elevated risk of developing breast cancer. After a mastectomy, breast reconstruction is available to women who want to rebuild the shape and look of the breast.

Breast reconstruction restores breast symmetry after a mastectomy by creating a breast mound, similar in size, shape, and contour to the contralateral breast. The most common technique used in breast reconstruction is two-stage reconstruction which involves tissue expansion to create space for a breast implant. Tissue expansion involves expansion of the breast skin and muscle using a temporary tissue expander. Tissue expanders on the market today are saline-based and require the patient to go to the surgeon’s office every few weeks to receive an injection of saline to fill the expander. Typically, it can take several weeks to several months to complete the process to reach the desired volume. This tissue expander is removed after a few months and microvascular flap reconstruction or the insertion of a breast implant is done at the time. Traditional saline-based tissue expanders have silicone outer shells and an external magnetic port to allow for saline fluid injections.

Instead of saline, AeroForm, a needle-free device, uses a controlled delivery of small amounts of carbon dioxide (CO2) gas to achieve the tissue expansion usually required prior to placement of a breast implant. It eliminates the need for the needle injections required for traditional saline-based tissue expanders, gives patients the ability to control the expansion process themselves, and allows patients to achieve full expansion faster than is achieved using traditional saline tissue expanders. In a series of clinical trials, AeroForm has been shown to enable patients to proceed to the insertion of a breast implant faster than under the current standard of care.

AirXpanders was incorporated in Delaware in 2005 and is headquartered in Palo Alto, California. We have incurred net losses and cash flow deficits from operations since our inception. During the year ended December 31, 2016, we had revenues of approximately $0.6 million and a net loss of $19.4 million. Our accumulated deficit was approximately $66.3 million at December 31, 2016. To date, our products have been approved for marketing and sales in Europe, Australia and most recently, in the U.S. We commenced the sale of our product in Australia in 2015, and in the U.S. in 2017.

On June 22, 2015, we issued 29,629,654 shares of Common Stock in connection with an initial public offering (IPO) on the Australian Securities Exchange, or the ASX, a concurrent private placement under Regulation D of the Securities Act (or Concurrent Placement) and the conversion of convertible bridge notes payable and related accrued interest. We raised a total of approximately

$30.1 million, net of issuance costs of approximately $2.9 million. Of this amount, $25.1 million were net cash proceeds directly from the IPO, and $5.0 million were cash proceeds from the Concurrent Placement and private placement of convertible bridge notes payable. In connection with the IPO, all of our existing shares of preferred stock were converted into common stock.

In June 2016, we issued 8,771,930 shares of Common Stock in connection with an equity offering on the ASX. Our cash proceeds were approximately $14.2 million, net of issuance costs of approximately $0.7 million.

In February 2017, we issued 16,304,348 shares of Common Stock in connection with an equity offering on the ASX. We raised a total of $34.1 million, net of issuance costs of approximately $1.5 million.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements prepared in conformity with U.S. GAAP. The preparation of these financial statements requires us to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. These estimates and assumptions, including those related to valuation of our common stock prior to the IPO, valuation of stock options and valuation of our inventory, have been our most significant to date. We base our estimates on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ materially from our estimates under different assumptions or conditions.

We believe that our application of the following accounting policies, each of which require significant judgments and estimates on the part of management, are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. Our significant accounting policies are more fully described in Note 3, “Summary of Significant Accounting Policies,” to our consolidated financial statements appearing elsewhere in this registration statement.

Revenue Recognition

We generate all of our revenue from sales of AeroForm. We recognize revenue from product sales when the following four criteria are met: delivery has occurred, there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability of the related receivable is reasonably assured. Revenue recognition generally occurs after a device has been implanted in a patient and a purchase order has been received from the customer.

With respect to these criteria:

•	the evidence of an arrangement generally consists of a purchase order with the necessary approvals received from the customer and acceptance by us;

•	the transfer of title and risk and rewards of ownership are passed to the customer;

•	the selling price is fixed and agreed with the customer; and

•	when doubt exists about collectability from specific customers, we defer revenue from sales of products to those customers until payment is received.

In certain circumstances, we allow customers to return products for credit or replacement products. We consider these transactions to be product returns. We do not yet have sufficient historical experience on which to base an estimate of returns, and therefore in such instances, we recognize revenue when the right of return has lapsed. We determine this point to be when the product was implanted or otherwise consumed, which indicated that we had no further obligations to the customer and that the sale was complete. Prospectively, we will continue to evaluate whether we have sufficient data to determine return estimates.

Inventory

We state inventory at the lower of cost or market value, with cost determined by the first-in, first-out method. When needed, we provide reserves for excess or obsolete inventory. Inventory cost is written down to market value when cost exceeds market value, which we estimate using current levels of inventory, as well as historical sales data and forecasts of sales, as well as current reimbursement rates. Additionally, we record a provision for excess, expired, and obsolete inventory based primarily on estimates of forecasted revenues. A significant change in the timing or level of demand for products as compared to forecasted amounts may result in recording additional provisions for excess, expired, and obsolete inventory in the future. When capitalizing inventory, we consider factors such as status of regulatory approval, alternative use of inventory, and anticipated commercial use of the product.

Stock-Based Compensation

Stock-based compensation expense for employee awards is measured at the grant date, based on the fair value of the awards ultimately expected to vest and is recognized as an expense, on a straight-line basis, over the requisite service period, which is generally the vesting period. Forfeitures are required to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures or vesting differ from those estimates. Such revisions could have a material effect on our operating results.

We use the Black-Scholes option-pricing model (Black-Scholes model) to determine the estimated fair value of our stock options utilizing various inputs with respect to expected term, expected stock price volatility, expected dividend yield and risk-free interest rates. We use the simplified method to estimate expected term which is a weighted average of the vesting periods and the total term of the award. We estimate expected volatility using comparable public companies’ volatility for similar terms as we do not have a long enough operating period as a public company to estimate our own volatility. As we develop our own volatility history over time, we will incorporate that history into our expected volatility estimates. The Black-Scholes model calls for a single expected dividend yield as an input. We have never paid a dividend and do not have any current plans to do so. We base our risk-free interest rate on the U.S. Treasury zero coupon issues in effect at the time of the grant that correspond to the expected term of the option.

We recognize the fair value of awards granted to nonemployees as stock-based compensation expense over the period in which the related services are received.

Going Concern

As we have limited commercialization of our product, we are generating a small amount of revenue and are not cash flow positive or profitable. Our net revenue from sales of AeroForm was approximately $0.6 million for the year ended December 31, 2016 and, as of December 31, 2016, we had cash and cash equivalents of approximately $11.5 million. Our existing capital, which, since February 2017, includes $32.6 million in net cash proceeds raised from an equity offering on the ASX, may be insufficient to meet our requirements (including the costs of commercializing our products, conducting clinical trials, obtaining regulatory approvals and partnering with third-party manufacturers) and cover any losses, so we will need to raise additional funds through financings or borrowings prior to the middle of 2018. Failure to raise additional funds could delay, reduce, or halt our commercialization and clinical trial efforts and would impact our ability to continue as a going concern.

Emerging Growth Company Status

The Jumpstart our Business Startups Act of 2012 (the JOBS Act) permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to avail ourselves of this exemption to take advantage of the extended transition period for complying with new or revised accounting standards.

Results of Operations

The following table sets forth significant components of our results of operations for the periods presented.

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Revenue	$570	$293	$—
Cost of goods sold	4,543	1,906	—

Gross loss	(3,973)	(1,613)	—
Operating expenses:
Research and development	7,165	4,827	4,143
Selling, general and administrative	7,986	4,640	2,229

Total operating expenses	15,151	9,467	6,372
Operating loss	(19,123)	(11,080)	(6,372)

Other income (expense):
Interest expense	249	422	561
Other expense (income)	50	(341)	45

Total other expense (income), net	299	81	606

Operating loss before income tax provision	19,422	11,161	6,978
Provision for income taxes	1	—	—

Net loss and comprehensive loss	$19,423	$11,161	$6,978

2016 Compared to 2015 Compared to 2014

Revenue and Cost of Goods Sold

	Years Ended December 31,		Year-over-Year % Change
	2016	2015
	(in thousands)
Revenue	$570	$293	95%
Cost of goods sold	4,543	1,906	138%

Gross loss	$(3,973)	$(1,613)	146%

The Company commenced commercial operations in 2015. As such, there was no revenue and corresponding cost of goods sold in 2014.

Revenue. Total revenue in 2016 was $0.6 million as sales for the AeroForm Tissue Expander System increased by 95% compared to 2015. During 2016, we continued to grow our market share as we began to penetrate and gain adoption at a number of hospitals in Australia. While we expect to achieve increased market adoption in Australia, our overall success as a company is primarily dependent on successful commercialization of AeroForm in the U.S. We have recently commenced commercialization of AeroForm in the U.S.

Cost of Goods Sold. The increase in cost of goods sold of approximately $2.6 million, or 138%, in 2016 compared to 2015 was primarily related to the ongoing scale up of our manufacturing capability in 2016, primarily related to increased personnel expenses. In addition, we recorded an increase of $1.5 million in our inventory provision in 2016 compared to 2015, primarily related to lower of cost or market, or LCM, adjustments.

We expect to continue to experience gross losses in 2017 as we continue to manufacture our products at volumes not sufficient to reduce the cost to manufacture to allow positive gross profit given current forecast average selling prices in the U.S. and reimbursement rates (which determine pricing to hospitals) in Australia.

Total operating expenses:

	Years Ended December 31,
	2016	2015	2014	Year-over-Year % Change
	(in thousands)
Research and development	$7,165	$4,827	$4,143	48%	17%
Selling, general and administrative	7,986	4,640	2,229	72%	108%

Total operating expenses	$15,151	$9,467	$6,372	60%	49%

Research and Development Expense. Research and development expenses increased by $2.3 million, or 48%, in 2016 compared to 2015, primarily due to an increase in personnel expenses of $1.5 million driven by the increase in the number of employees, an increase of $0.4 million for clinical expenses associated with conducting our clinical trials, and an increase in expenses attributable to expanding our office space. Research and development expenses increased $0.7 million, or 17%, in 2015 compared to 2014, primarily due to an increase in tooling and supplies expenses of $0.8 million.

Selling, General and Administrative Expense. Selling, general and administrative expense increased by $3.3 million, or 72%, in 2016 compared to 2015 principally due an increase in personnel expenses of $2.5 million as we hired key personnel to develop infrastructure to support anticipated commercialization efforts in the U.S. Professional service fees also increased by $0.8 million primarily due to the additional compliance expenses as a result of becoming a listing on the ASX in June 2015. Selling, general and administrative expense increased by $2.2 million, or 108%, in 2015 compared to 2014 principally due to consulting fees of $0.9 million, an increase in personnel expenses of $0.6 million, and sales and marketing expense of $0.4 million as we prepared for our commercial launch in Australia in 2015.

Total Other Expense (Income), Net

	Years Ended December 31,			Year-over-Year % Change
	2016	2015	2014
	(in thousands)
Interest expense	$249	$422	$561	(41%)	(25%)
Other expense (income), net	50	(341)	45	(115%)	(858%)

Total other expense (income), net	$299	$81	$606	269%	(87%)

Interest Expense. The decrease in interest expense of $0.2 million in 2016 as compared to 2015 occurred due lower interest expense resulting from the conversion of an outstanding convertible loan into equity upon our IPO in June 2015, and lower outstanding debt balances. The decrease in interest expense of $0.1 million in 2015 as compared to 2014 occurred due lower interest expense resulting from the conversion of an outstanding convertible loan into equity upon our IPO in June 2015.

Other expense (income), net. Foreign currency translation and remeasurement gains or losses included in other expense (income), net in the accompanying consolidated statements of operations and comprehensive loss was a loss of under $0.1 million in 2016, a gain of $0.3 million in 2015 and a loss of under $0.1 million in 2014 due to fluctuations in the foreign exchange rate.

Liquidity and Capital Resources

We have incurred losses since our inception in 2005 including net losses after taxes of $19.4 million, $11.2 million and $7.0 million in 2016, 2015 and 2014, respectively, and as of December 31, 2016, we had an accumulated deficit of approximately $66.3 million. We have financed our operations from a combination of sales of equity securities and issuances of convertible term notes.

In 2015, we raised net proceeds of $30.1 million through the issuance of 29,629,654 shares of Common Stock in connection with an IPO on the ASX, a Concurrent Placement and the issuance of convertible bridge notes, which were converted to common shares at the IPO. In connection with the IPO, all of our existing shares of preferred stock were converted into common stock. In June 2016, we generated $14.2 million, net of issuance costs in an equity offering. In February 2017, we generated net proceeds of $32.6 million. We believe that the cash from this offering and our cash and cash equivalents balance of $11.5 million as of December 31, 2016 are sufficient to remain in operations through the middle of 2018.

In January 2014, the Company borrowed $3,500,000 under a loan and security agreement with a financial institution which matures in July 2017. Interest is paid monthly on the principal amount at 7.34% per annum. The loan is secured by substantially all of the Company’s assets, excluding intellectual property. Under the terms of the agreement, interest-only payments were made monthly through March 2015, with principal payments commencing in April 2015, due in 28 equal monthly installments. A fee of $271,250 is due at maturity, which is being accrued over the term of the loan. In March 2015, the Company amended the loan and security agreement to extend the interest-only period from March 2015 to April 2015, with principal payments commencing in May 2015, due in 27 equal monthly installments. The Company had the option to borrow an additional $3,500,000 under the agreement, with the same terms, if certain conditions were met. This option expired unexercised in June 2015.

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Net cash used in operating activities	$(19,154)	$(10,835)	$(6,791)
Net cash used in investing activities	(1,151)	(840)	(96)
Net cash provided by financing activities	12,669	29,137	3,313

Net (decrease) increase in cash and cash equivalents	$(7,636)	$17,462	$(3,574)

Cash Flows from Operating Activities

In 2016, cash used in operating activities of $19.2 million resulted primarily from a net loss of $19.4 million, reduced by noncash adjustments, primarily inventory reserve adjustments of $1.5 million and stock based compensation of $0.4 million. Additional operating cash requirements consisted of $2.4 million for inventory purchases to support a ramp up in commercial activity in advance of a U.S. launch, offset by $0.5 million due to timing of payments for 2016 expenditures.

In 2015, cash used in operating activities of $10.8 million resulted primarily from a net loss of approximately $11.2 million, reduced by noncash adjustments, primarily inventory LCM adjustments of $0.5 million and stock based compensation of $0.1 million. Additional operating cash requirements consisted of $0.9 million for inventory purchases to support a ramp up in commercial activity in Australia, offset by $0.5 million due to timing of payments for 2015 expenditures.

In 2014, cash used in operating activities of $6.8 million resulted primarily from a net loss of approximately $7.0 million, reduced by noncash adjustments, primarily inventory LCM adjustments of $0.2 million and stock based compensation of $0.1 million. Additional operating cash requirements consisted of $0.3 million for inventory purchases.

We anticipate cash outflows from operating activities to increase in 2017 as we increase our investment in sales and marketing resources, primarily headcount, as well as continue to investment in our manufacturing operations and validation activities at our third party contract manufacturing in Costa Rica.

Cash Flows from Investing Activities

Cash used in all years presented is primarily attributable to capital expenditures to support scaling up of manufacturing capability.

We anticipate cash outflows from investing activities to increase in 2017 as we continue to invest in additional capital equipment to support increased capacity.

Cash Flows from Financing Activities

In 2016, cash provided by financing activities of $12.7 million resulted primarily from approximately $14.2 million in net proceeds from our June 2016 equity offering in which we issued approximately 8.8 million shares of Common Stock. This was slightly offset by $1.5 million in principal payments we made on our outstanding note due July 2017.

In 2015, cash provided by financing activities of $29.1 million resulted from approximately $30.1 million in net proceeds from our IPO in June 2015, the Concurrent Placement and the issuance of convertible notes payable. Together, such net proceeds more than offset $1.0 million in principal payments we made on our outstanding note due July 2017.

In 2014, cash provided by financing activities of $3.3 million resulted primarily from $3.4 million in net proceeds from a note issuance and $1.0 million of issuance of Series E preferred shares, offset by $1.1 million in loan payments.

Funding Requirements

As of December 31, 2016, our primary source of liquidity was our cash and cash equivalents on hand of approximately $11.5 million. We believe our current cash balances, together with net proceeds of $32.6 million from our February 2017 equity offering, will be sufficient to meet our anticipated cash requirements to fund our initial and full commercial launch of AeroForm in the U.S. in 2017, and build our supporting manufacturing infrastructure and salesforce to support our commercialization efforts through at least the middle of 2018. As such, we will need to raise additional funds through financings or borrowings prior to the middle of 2018. Failure to raise additional funds could delay, reduce, or halt our commercialization and clinical trial efforts and would impact our ability to continue as a going concern.

Our forecast of the period of time through which our financial resources will be adequate to support our operations and further expand the commercialization of our product, and our expectations about raising additional funds, are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this registration statement. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Due to the numerous risks and uncertainties associated with the development and commercialization of AeroForm, we are unable to estimate precisely the amounts of capital and operating expenditures necessary to complete the development of, and to obtain full commercial scale launch in the U.S. Our funding requirements will depend on many factors, including, but not limited to, the following:

•	the rate of progress and cost of our commercialization activities;

•	the expenses we incur in marketing and selling AeroForm;

•	the revenue generated by sales of AeroForm;

•	the success of our investment in our manufacturing and supply chain infrastructure;

•	the time and costs involved in obtaining regulatory approvals for AeroForm in new markets;

•	the success of our research and development efforts;

•	the emergence of competing or complementary developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We may, from time to time, consider additional funding through additional equity and debt financings or from other sources. We will continue to manage our capital structure and to consider all financing opportunities, whenever they may occur, that could strengthen our long-term liquidity profile. Any such capital transactions may or may not be similar to transactions in which we have engaged in the past. There can be no assurance that any such financing opportunities will also be available on acceptable terms, if at all.

Off–Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries.

Contractual Obligations and Commitments

Our most significant clinical trial expenditures are to our clinical research organizations. The contracts with clinical research organizations are cancellable, with notice, at our option and do not have any cancellation penalties. These items are not included in the table below.

Our commitments for operating leases below relate to our lease of office, laboratory and manufacturing space in Palo Alto, California.

The following table summarizes our outstanding contractual obligations as of December 31, 2016:

	Total	2017	2018-2019	2020-2021	2022 and beyond
			(in thousands)
Operating lease obligations	$1,133	$402	$731	$—	$—
Current portion of long-term debt, net of discount	1,396	1,396	—	—	—

	$2,529	$1,798	$731	$—	$—

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements please refer to Note 3, “Summary of Significant Accounting Policies”, to our consolidated financial statements included in this registration statement.

Quantitative and Qualitative Disclosures About Market Risk

We design, manufacture, sell and distribute the AeroForm Tissue Expander System in Australia. We commenced initial marketing launch in the U.S. in January 2017. Our earnings and cash flows are exposed to market risk from changes in currency exchange rates and interest rates.

Interest Rate Sensitivity

Our cash and cash equivalents of $11.5 million at December 31, 2016 consisted of cash and money market funds, all of which will be used for working capital purposes. We do not enter into investments for trading or speculative purposes. When excess cash is available for investment, the goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates in the United States and Australia. Because of the short-term nature of our cash and cash equivalents, we do not believe that we have any material exposure to changes in their fair values as a result of changes in interest rates. The continuation of historically low interest rates in the United States will limit our earnings on investments held in U.S. dollars.

Our debt bears interest at a fixed rate and therefore has minimal exposure to changes in interest rates. As of December 31, 2016, the outstanding principal balance of long-term debt was $1.2 million due in July 2017.

Foreign Currency Risk

We conduct business in foreign currencies in Australia. Our reporting currency is the U.S. dollar. For U.S. reporting purposes, we translate all assets and liabilities of our non-U.S. operations at the period-end exchange rate and revenue and expenses at the average exchange rates in effect during the periods. The net effect of these translation adjustments is shown in the accompanying consolidated financial statements within other expense (income) as a component of net loss.

Through 2016, we generated all of our revenue and receivables in the Australian dollar (A$). Fluctuations in the exchange rate of the U.S. dollar against the Australian dollar, may result in foreign currency exchange gains and losses that may significantly impact our financial results. In 2016 and 2015, foreign currency translation and remeasurement gains or losses included in other expense (income), net in the consolidated statements of operations and comprehensive loss was a loss of under $0.1 million and a gain of $0.3 million, respectively. There were no foreign currency gains or losses in 2014.

All of the proceeds from our 2016 and 2015 offerings were denominated in Australian dollars and as of December 31, 2016 we held approximately U.S.$1.0 million denominated as Australian dollars. Accordingly, we have had and will continue to have exposure to foreign currency exchange rate fluctuations. A change of 10% or more in foreign currency exchange rates of the Australian dollar could have a material impact on our financial position and results of operations if our revenue continues to be denominated in or if we retain a substantial portion of our cash and cash equivalents in Australian dollars.

ITEM 3.	PROPERTIES.

We lease approximately 15,000 square feet for office, research and development and manufacturing operations in Palo Alto, California under a non-cancelable operating lease. These premises have also been certified to the ISO 13485:2003 medical device standard. The term of the sublease expires on September 30, 2019. In April 2017, we signed a sublease for an additional approximately 24,000 square foot facility is San Jose, CA. The sublease expires in August 2019. In the event that the lease was terminated early and provided there is sufficient notice, we believe we could find suitable alternative premises with no interruption in operations. If the lease is terminated without notice or the premises were severely damaged there could be an impact on our operations and potentially an interruption in manufacturing, while we relocated and arranged for certification of the new premises. We believe that these premises are suitable and adequate for our needs now and for the foreseeable future.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of March 15, 2017, information regarding beneficial ownership of our Class A shares of common stock, and common stock held as CDIs, by the following:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of our voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership generally includes voting or investment power of a security and includes shares underlying options that are currently exercisable or exercisable within 60 days of March 15, 2017. This table is based on information supplied by officers, directors and principal stockholders. Except as otherwise indicated, we believe that the beneficial owners of the CDIs and common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Percentage of ownership is based on 95,854,584 shares of Class A outstanding common stock, or common stock equivalent CDIs, outstanding on March 15, 2017. Unless otherwise indicated, we deem shares subject to options that are exercisable within 60 days of March 15, 2017, to be outstanding and beneficially owned by the person holding the options for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

Because CDIs represent one-third of a share of our common stock, converting the number of CDIs owned by the person holding them into the equivalent number of shares of common stock may result in fractional shares of common stock. In the following table, the number of shares of common stock owned by each beneficial owner is rounded down to the nearest whole share of common stock.

As of March 15, 2017, no shares of Class B common stock had been issued or were outstanding.

Unless otherwise indicated in the table, the address of each of the individuals named below is: c/o AirXpanders, Inc., 1047 Elwell Court, Palo Alto, California 94303, U.S.A.

Name and address of Beneficial Owner	Number of shares of Common Stock	Percentage of Common Stock
5% Shareholders
Vivo Ventures Fund(1)	16,842,159	17.6%
GBS Venture Partners Pty Ltd (GBS Bioventures IV A/C)(2)	14,934,786	15.6%
Prolog Capital II, L.P.(3)	6,687,292	7.0%
Regal Funds Management Pty Ltd(4)	5,634,068	5.9%
Directors and Executive Officers
Barry Cheskin(5)	484,587	*
Dennis Condon(6)	116,177	*
Gregory Lichtwardt	—	*
Zita Peach	—	*
Tadmor Shalon(7)	889,149	*
Scott Dodson(8)	2,262,355	2.3%
Scott Murcray	—	*
All directors and executive officers as a group (7 persons)(9)	3,752,268	3.8%

*	Indicates less than 1%.
(1)	Based upon the information filed by Vivo Ventures Fund with the ASX via a Substantial Holder Notice dated March 1, 2017. Vivo Ventures Fund includes Vivo Venture Fund VII L.P. (Vivo VII) and Vivo Ventures VII Affiliates Fund L.P. (Vivo Affiliates VII). Vivo Ventures VII, LLC (Vivo Ventures VII) is the sole general partners of Vivo VII and Vivo Affiliates VII. The managing members of Vivo Ventures VII are Drs. Albert Cha, Edgar Engleman, Frank Kung, Chen Yu and Mr. Shan Fu, each of whom may be deemed to have shared voting and dispositive power of the shares held by Vivo VII and Vivo Affiliates VII. The address for Vivo Ventures Fund is 505 Hamilton Ave #200, Palo Alto, CA 94301.
(2)	Based upon the information filed by GBS Venture Partners Pty Limited with the ASX via a Substantial Holder Notice dated March 7, 2017. The address for GBS Venture Partners Pty Limited is P.O. Box 36, Flinders Lane, Melbourne VIC 8009, Australia.
(3)	Based upon the information provided by with the ASX via a Substantial Holder Notice dated February 22, 2017, with additional information since that date reported by our share register service provider. Prolog Ventures II, LLC is the General Partner of Prolog Capital II, L.P. Each of Gregory R. Johnson, Ph.D., Brian L. Clevinger, Ph.D. and llya B. Nykin are members of Prolog Ventures II, LLC, and each may be deemed to have voting and investment power of the shares held by Prolog Capital II, L.P. Each of Drs. Johnson and Clevinger and Mr. Nykin disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The address for Prolog Capital II, L.P. is 7701 Forsyth Blvd., Suite 1095, St. Louis, MO 63105.
(4)	Based upon the information provided by our share register service provider. The address for Regal Funds Management Pty Ltd. is Level 47, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia.
(5)	Includes 337,049 shares subject to options exercisable within 60 days of March 15, 2017. Mr. Cheskin’s shares include 147,538 shares held by Mr. Cheskin directly.
(6)	Includes 116,177 shares subject to options exercisable within 60 days of March 15, 2017.
(7)	Includes 115,167 shares subject to options exercisable within 60 days of March 15, 2017. Mr. Shalon’s shares include 60,000 shares held by Mr. Shalon directly and 713,982 shares held indirectly in seven separate trusts of which he has no control over 272,536 shares held in trust for the benefit of his brother, Mr. Tidhar Shalon in the Tidhar Shalon Revocable Trust u/a/d 7/31/1998; and 106,778 shares held in trust for the benefit of his wife, Ms. Michal Shalon in the Michal Shalon Trust Tadmor and Michal Shalon Revocable Trust Separate Property 8/25/1998.
(8)	Consisted solely of shares subject to options exercisable within 60 days of March 15, 2017.
(9)	Includes 2,830,748 shares subject to options exercisable within 60 days of March 15, 2017.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Our directors and executive officers and their respective ages as of March 15, 2017 are as follows:

Name	Age	Position
DIRECTORS:
Barry Cheskin(2)	56	Non-executive Chairman of the Board
Dennis Condon(1)(2)	68	Non-executive director
Gregory Lichtwardt(1)	62	Non-executive director
Zita Peach(2)	52	Non-executive director
Tadmor Shalon(1)	59	Non-executive director

EXECUTIVE OFFICERS:
Scott Dodson	52	President and Chief Executive Officer, Executive Director
Scott Murcray	46	Chief Financial Officer and Chief Operating Officer

(1)	Member of Audit and Risk Committee.
(2)	Member of Nomination and Remuneration Committee.

Directors

Set forth below is biographical information for our directors as well as the key experience, qualifications, attributes and skills that we believe such director brings to our Board.

Barry Cheskin — Co-Founder and Chairman of the Board

Barry Cheskin is a co-founder of AirXpanders and the Chairman of the Board. He was appointed to the Board in December 2006. He is also a member of the Nomination and Remuneration Committee. Mr. Cheskin has 30 years of experience, primarily in the general management of medical device enterprises in the U.S. Mr. Cheskin is President and CEO and a co-founder of PowerVision, Inc., a medical device company, where he has served since 2004. Mr. Cheskin holds a B.S. degree in Mechanical Engineering from MIT in Cambridge, Massachusetts, a M.S. degree in Mechanical Engineering from Stanford University, Stanford, California as well as an MBA degree from Columbia University in New York.

Scott Dodson — President and Chief Executive Officer, Executive Director

Scott Dodson has served as President and Chief Executive Officer, and director of AirXpanders since October 2010. Mr. Dodson has more than 25 years of executive management experience. Prior to AirXpanders, Mr. Dodson was President and CEO at Avantis Medical Systems from 2008 to 2010, a manufacturer of catheter-based endoscopic devices for the treatment of cancer and other abnormalities of the gastrointestinal tract. Mr. Dodson also served as President of Orthopedics at Orthofix International from 2006 to 2008, a manufacturer of reconstructive and regenerative orthopedic and spine solutions. Prior to that, Mr. Dodson held several senior management level positions with Boston Scientific for over 16 years. Mr. Dodson has a B.S. degree in Management from Indiana University in Bloomington, Indiana.

Dennis Condon — Non-executive Director

Dennis Condon was appointed non-executive director of AirXpanders in August 2012. He is a member of the Audit and Risk Committee, and the Nomination and Remuneration Committee. Mr. Condon has over 30 years of experience in key executive roles in the plastic surgery market, including as the former president of Mentor Aesthetics, one of the two largest global implant manufacturers. From 2013 to 2016, Mr. Condon has served as the CEO and President of Nuvesse Skin Therapies, a venture-backed cosmeceutical skincare company. From 2011 to 2013, he served as CEO and president of Merz Aesthetics, Inc. Mr. Condon has a B.S. degree in Biological Sciences from the University of California, Davis.

Gregory Lichtwardt — Non-executive Director

Gregory Lichtwardt was appointed non-executive director of AirXpanders in May 2016 and is the chair of the Audit and Risk Committee. Mr. Lichtwardt has more than 30 years in corporate financial management with over 20 years in executive financial leadership. From 2013 to 2015, Mr. Lichtwardt served as Executive Vice President, Operations and Chief Financial Officer at Accuray, a manufacturer of tumor treatment solutions. From 2003 to 2013, Mr. Lichtwardt was Executive Vice President, Operations and Chief Financial Officer at Conceptus, Inc., a manufacturer of minimally invasive devices for reproductive medical applications. He also served as a member of the board of directors and chair of the audit committee at Biolase Inc., a manufacturer of laser systems for dentistry and medicine, from 2010 to 2013. Mr. Lichtwardt holds a B.S. degree in business administration from the University of Michigan, an MBA degree from Michigan State University and is also a certified management accountant.

Zita Peach — Non-executive Director

Zita Peach was appointed non-executive director of AirXpanders in May 2016 and is the chair of the Nomination and Remuneration Committee. Ms. Peach has over 25 years of executive experience with multi-disciplinary skills across international markets. She is also currently non-executive director at three other ASX listed companies, including Starpharma Limited since 2011, Monash IVF Group since 2016 and Visioneering Technologies Inc. since 2017. Ms. Peach also serves on private company, government and not for profit boards including Vision Eye Institute since 2011, Mt. Buller, Mt. Stirling Alpine Resorts management board since 2016 and Hudson Institute for medical research. Ms. Peach holds a Bachelor of Science degree in immunology from the University of Melbourne, Australia.

Tadmor Shalon — Non-executive Director

Tadmor (Teddy) Shalon was appointed non-executive director of AirXpanders in March 2005 and is a member of the Audit and Risk Committee. Mr. Shalon is a co-founder of AirXpanders and the chief executive officer of Shalon Ventures Research LLC., an evergreen life science and technology incubator funded by the Shalon family. In addition, Mr. Shalon has served as CEO of ThinOPTICS and currently serves as the CEO of Theracaine and WaterGURU. Mr. Shalon has more than 35 years of experience in medical device and medical product development in privately held companies such as Renew Medical, AirFlow Medical, ThinOptics, Guard Medical and Theracaine. Mr. Shalon holds an MS in Computer Science, BA in Physics, and a BS in Electrical Engineering from Washington University in St Louis, Missouri.

Classes of Directors

The Board is divided into three classes with staggered three year terms. At each annual meeting of stockholders commencing with the 2016 meeting, the directors who term expires will be eligible for re-election to serve for a three year term.

The Directors are divided into the following three classes:

Director	Class	Expiration of term
Mr. Dennis Condon & Mr. Tadmor Shalon	Class II	2017 Annual General Meeting
Mr. Barry Cheskin & Mr. Scott Dodson	Class III	2018 Annual General Meeting
Mr. Gregory Lichtwardt & Ms. Zita Peach	Class I	2019 Annual General Meeting

Executive Officers

Set forth below is biographical information for our Executive Officers. The biography for Mr. Dodson appears under “Directors” above.

Scott Murcray — Chief Financial Officer and Chief Operating Officer

Scott Murcray joined AirXpanders as Chief Financial Officer and Chief Operating Officer in June 2016. Prior to AirXpanders, Mr. Murcray served at Nanometrics Incorporated, a semiconductor equipment and services company, from 2014 to 2016 as Vice President, Finance, and was responsible for accounting and finance. Prior to joining Nanometrics, from 2011 to 2014, Mr. Murcray served at ZOLL Medical Corporation, a medical device company, as a Vice President, Finance, and was responsible for accounting, finance, information technology, and human resources. From 1994 through 2011, Mr. Murcray held various accounting and finance leadership roles at VNUS Medical Technologies, Inc., Atrenta Inc., ePeople, Inc. and Arthur Andersen LLP. Mr. Murcray holds a B.S. degree in business administration from California Polytechnic State University, San Luis Obispo, and is a certified public accountant in the state of California.

ITEM 6.	EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table shows the total compensation paid during the fiscal year ended December 31, 2016 to our two named executive officers: (1) our president and chief executive officer, and (2) our chief financial officer and chief operating officer.

Name and Principal Position	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Others Compensation	Total
Scott Dodson(2)	$360,422	$157,818	$—	$—	$518,240
President and Chief Executive Officer

Scott Murcray(3)	$143,834	$219,897	$—	$—	$363,731
Chief Financial Officer and Chief Operating Officer

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of option awards granted for financial reporting purposes and computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 718, Compensation — Stock Compensation. In each case, the aggregate grant date fair value of the option awards disregards an estimate of forfeitures. A discussion of the assumptions used to determine the grant date fair value of the options may be found in “Note 12 — Stock-based Compensation” in the notes to our consolidated financial statements included elsewhere in this registration statement.
(2)	Mr. Dodson was awarded an option grant for 228,500 shares of Common Stock by our Board and approved by our stockholders at the May 2016 Annual General Meeting on May 17, 2016.
(3)	Mr. Murcray’s salary is prorated as he commenced his employment with us effective June 6, 2016; his annualized salary for 2016 was $265,000. Mr. Murcray was awarded an initial option grant of 240,000 options consisting of 143,634 incentive stock options and 96,366 nonqualified stock options on August 15, 2016.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the number of shares covered by stock options held by each of the named executive officers as of the fiscal year ended December 31, 2016.

	Option Awards
			Number of Securities Underlying Unexercised Options (#)		Option	Option
Name	Grant Date		Exercisable	Unexercisable	Exercise Price ($)	Expiration Date
Scott Dodson	5/17/2016	(1)	33,322	195,178	$1.93	5/16/2026
	3/13/2015	(2)	39,688	57,812	$0.50	3/12/2025
	5/31/2013	(3)	1,126,513	130,990	$0.30	5/30/2023
	4/17/2012	(4)	367,460	—	$0.30	4/16/2022
	1/11/2011	(5)	562,163	—	$0.25	1/10/2021
Scott Murcray	8/15/2016	(6)	—	240,000	$2.64	8/14/2026

(1)	This option was granted pursuant to our 2015 Equity Incentive Plan (2015 Plan) and began vesting on June 17, 2016. The shares subject to this option vest in equal monthly instalments monthly over four years.
(2)	This option was granted pursuant to our 2005 Equity Incentive Plan (2005 Plan) and began vesting on March 13, 2016. The shares subject to this option vest 25% on the one year anniversary date and in equal monthly instalments monthly over the remaining three years.
(3)	This option was granted pursuant to our 2005 Plan and began vesting on May 31, 2014. The shares subject to this option vest 25% on the one year anniversary date and in equal monthly instalments monthly over the remaining three years.
(4)	This option was granted pursuant to our 2005 Plan and began vesting on April 17, 2013. The shares subject to this option vest 25% on the one year anniversary date and in equal monthly instalments monthly over the remaining three years.

(5)	This option was granted pursuant to our 2005 Plan and began vesting on January 11, 2012. The shares subject to this option vest 25% on the one year anniversary date and in equal monthly instalments monthly over the remaining three years.
(6)	This option was granted pursuant to our 2015 Plan and begins vesting on August 15, 2017. The shares subject to this option vest 25% on the one year anniversary date and in equal monthly instalments monthly over the remaining three years.

During the year ended December 31, 2016, no named executive officer exercised stock options.

Pension Benefits

We do not have any plans that provide for payments or other benefits at, following or in connection with the retirement of our employees, other than our 401(k) retirement plan which is available for all of our employees, including our named executive officers.

Non-qualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plan.

Termination of Employment and Change-in-Control Potential Payouts

The following table sets forth potential payouts for termination of employment and change-in-control for each of the named executive officers as of the fiscal year ended December 31, 2016.

		Not in connection with Change in Control	In connection with Change in Control
		Termination Without Cause/Good Reason ($)	Termination Without Cause For Good Reason or Due to Disability or Death ($)
Scott Dodson	Severance pay(1)	$186,500	$186,500
	Equity vesting acceleration(2)	—	260,947
	Health care benefits continuation(3)	15,597	15,597

		$202,097	$463,044

Scott Murcray	Severance pay(1)	$132,500	$132,500
	Equity vesting acceleration(2)	—	—
	Health care benefits continuation(3)	11,136	11,136

		$143,636	$146,636

(1)	Each named officer is entitled to six months base salary upon termination without cause.
(2)	In connection with a change in control, Mr. Dodson is entitled to 50% accelerated vesting of all unvested options and the remainder shall vest over the succeeding twelve months based on his continued employment unless he is terminated before the end of those twelve months other than for cause, in which case all unvested shares shall vest immediately. If Mr. Murcray is terminated in connection with or within 12 months of a change of control, he is entitled to 100% accelerated vesting of all unvested options. The value of the compensation is based on the difference between the exercise price of accelerated options and the market value of the underlying shares as of December 31, 2016, calculated based on the closing market price of our stock on December 31, 2016, the last trading day of our fiscal year ($2.52 per share) (calculated based upon the closing price of our CDIs on that date multiplied by three (to account for the three CDIs that represent one share of our common stock) and converted to U.S. dollars by the exchange rate on that date). Mr. Murcray’s exercise price exceeded $2.52 at December 31, 2016.
(3)	Each named officer is entitled to six months health continuation benefits upon termination without cause or good reason not in connection with a change in control.

Employee Benefits

Long-Term Incentives

Our equity-based long-term incentive program is designed to align executives’ long-term incentives with stockholder value creation and is administered by the Board. We believe that long-term participation by our executive officers in equity-based awards is an important factor in the achievement of long-term company goals and business objectives. AirXpanders’ 2005 Equity Plan (2005 Plan) was adopted initially by the Board and approved by the stockholders in March 2005. The 2005 Plan was subsequently amended in January 2012 and May 2013 to increase the number of options and stock purchase rights reserved for issuance under the 2005 Plan. The 2005 Plan expired in March 2015 and was succeeded by the 2015 Equity Incentive Plan (2015 Plan). Previously granted equity awards that are forfeited, canceled or expired under the 2005 Plan are added back to the 2015 Plan share reserve. In addition, the 2015 Plan contains an evergreen provision which allows for an annual increase equal to 2% of the number of shares outstanding as of December 31 of the preceding calendar year from January 1, 2016 through January 1, 2025 and subject to the Board’s approval. The annual increase will no longer have effect once the share reserve reaches 10% of the fully diluted capital stock less shares issuable upon exercise of outstanding equity awards.

Under our 2015 Plan, we may grant incentive stock options, non-statutory options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock-based awards (equity awards) to our employees, including our named executive officers, directors and consultants. We historically made an initial award of stock options to new employees as well as annual stock option grants as part of our overall compensation program. Annual grants of options to our named executive officers, other than our chief executive officer, have been recommended by the chief executive officer, reviewed by our Nomination and Remuneration Committee and approved by our Board. Annual grants of options to our chief executive officer have been made by our Nomination and Remuneration Committee and our Board. In addition, under the ASX Listing Rules, grants to directors are subject to stockholder approval and as a result, grants to our chief executive officer who is also an executive director, are subject to stockholder approval.

The market price for our common stock since the closing of our initial public offering on the ASX on June 22, 2015 is calculated based upon the closing price of our CDIs on the date of grant of the equity award multiplied by three (to account for the three CDIs that represent one share of our common stock) and converted to U.S. dollars by the exchange rate on the date of grant. Prior to our initial public offering, our Board determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the prices at which our convertible preferred stock was sold, the enterprise value of comparable companies, our cash needs, operating losses, market conditions, material risks to our business and valuations obtained from independent valuation firms. All equity awards to our employees, consultants and directors were granted at no less than the fair market value of our common stock as determined in good faith by our Board on the date of grant of each award. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

Initial Stock Option Awards

We typically make an initial award of stock options to new executives in connection with the commencement of their employment. These grants have an exercise price equal to the fair market value of our common stock on the grant date and generally vest as to 25% of the total shares on the 12-month anniversary of the vesting date and 1/48th of the total shares on each of the 36 monthly vesting dates thereafter. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time and to maintain competitive levels of total compensation. The size of the initial stock option award is determined based on numerous factors, including the executive’s skills and experience, the executive’s responsibilities, internal equity and an analysis of the practices of national and regional companies in the medical device industry similar to us.

Additional Equity Awards

In the future, and subject to any stockholder approval requirement under the ASX Listing Rules, we expect to continue to make additional equity awards as part of our overall performance management program with the intent of making such grants concurrent with an annual performance review at the beginning of each fiscal year. We intend that the annual aggregate value of these awards will be set near competitive levels for companies represented in the compensation data we review. As is the case when the amounts of base salary and initial equity awards are determined, we conduct a review of all components of the executive’s compensation when determining annual equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives.

Our stockholders approved a grant to our chief executive officer at our Annual General Meeting in May 2016. See also the table entitled “Summary Compensation” and the notes to that table below for more information on the 2016 equity incentive grants made to our named executive officers.

We do not currently have any securities ownership requirements for our named executive officers.

2015 Plan

The Board adopted and the stockholders approved the 2015 Equity Incentive Plan (the “2015 Plan”) in May 2015. We have subsequently amended our 2015 Plan, with the most recent amendment occurring in May 2013, the purpose of which was to increase the number of shares available for issuance under our 2015 Plan. We intend to amend and restate our 2015 Plan in connection with effective upon the effectiveness of this Form 10. All references herein to our 2015 Plan shall be deemed to refer to our 2015 Plan, as amended and restated, unless context requires otherwise.

Our 2015 Plan provides for the grant of incentive stock options (ISOs), nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, performance-based cash awards, and other stock awards, or collectively, awards. ISOs may be granted only to Company employees (including officers, employees of our affiliates and directors who are also employees). All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares

The aggregate number of shares of Class A Common Stock that may be issued pursuant to stock awards under our 2015 Plan is the sum of (1) 1,500,000 shares of Class A Common Stock under our 2015 Plan, plus (2) up to 4,099,835 shares of Class A Common Stock subject to outstanding stock options or other stock awards that were granted under our 2005 Plan (as defined herein) that are forfeited, terminate, expire or are otherwise not issued. . Additionally, the number of shares of Class A Common Stock reserved for issuance under our 2015 Plan will automatically increase on January 1st of each calendar year beginning on January 1, 2016, and ending on and including January 1, 2025, in an amount equal to 2.0% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year, subject to a cap equal to 10% of the fully diluted number of shares of capital stock of the Company as of the same date. At December 31, 2016 and 2015, 5,216,327 and 4,127,900 options were vested and expected to vest with a weighted-average exercise price of $0.3775 and $0.3329 and weighted average remaining contractual life of 6.60 and 6.57 years, respectively. The weighted average grant date fair value per share of options granted during the years ended December 31, 2016 and 2015 was $0.8553 and $0.3439, respectively. The fair value of shares vested during the years ended December 31, 2016 and 2015 was $226,611 and $96,344, respectively. The weighted average exercise price of options exercised during the year ended December 31, 2016 and 2015 was $0.25 and $0.18, respectively. The intrinsic value of the options exercised during the year ended December 31, 2016 and 2015 was $98,407 and $5,343, respectively.

Shares subject to stock awards granted under our 2015 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2015 Plan. Additionally, shares become available for future grant under our 2015 Plan if they were issued under stock awards under our 2015 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration

The Board, or a duly authorized committee of the Board, will administer our 2015 Plan. The Board may also delegate to one or more of the Company’s officers the authority to (a) designate employees (other than officers or directors) to receive specified stock awards and (b) determine the number of shares subject to such stock awards. Under our 2015 Plan, the Board has the authority to determine and amend the terms of awards, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the fair market value of a share of our Class A Common Stock;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable upon exercise or settlement of the award.

Under our 2015 Plan, the Board also generally has the authority to effect, with the consent of any adversely affected participant and subject to applicable listing rules:

•	the reduction of the exercise, purchase or strike price of any outstanding award;

•	the cancellation of any outstanding stock award and the grant in substitution therefor of other awards, cash or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Section 162(m) Limits

At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 2,000,000 shares of our Class A Common Stock under our 2015 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our Class A Common Stock on the date of grant. Additionally, under our 2015 Plan, in a calendar year, no participant may be granted a performance stock award covering more than 2,000,000 shares of our Class A Common Stock or a performance cash award having a maximum value in excess of $2,000,000. These limitations are designed to allow the Company to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code.

Stock Options

ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of our 2015 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A Common Stock on the date of grant. Options granted under our 2015 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The maximum number of shares of our Class A Common Stock that may be issued upon the exercise of ISOs under our 2015 Plan is 12,000,000 shares.

Restricted Stock Unit Awards

Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our Board and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once upon the participant’s continuous service ends for any reason.

Restricted Stock Awards

Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any other form of legal consideration (including future services) that may be acceptable to our Board and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive any or all of the shares of Class A Common Stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A Common Stock on the date of grant. A stock appreciation right granted under our 2015 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards.

Our 2016 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. Our compensation committee may structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenues or product revenues; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) employee retention; (30) stockholders’ equity; (31) capital expenditures; (32) debt levels; (33) operating profit or net operating profit; (34) workforce diversity; (35) growth of net income or operating income; (36) billings; (37) bookings; (37) employee retention; (38) initiation or completion of phases of clinical trials and/or studies by specified dates; (39) patient enrollment rates; (40) budget management; (41) regulatory body approval with respect to products, studies and/or trials; (42) commercial launch of products; and (43) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors or compensation committee (as applicable) (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss; (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the Food and Drug Administration or any other regulatory body and (14) to exclude the effects of entering into or achieving milestones involved in licensing joint ventures. In addition, our board of directors retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals and to define the manner of calculating the performance criteria we select to use for such performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the award agreement or the written terms of a performance cash award.

Other Stock Awards

Our 2015 Plan administrator may grant other stock awards based in whole or in part by reference to our Class A Common Stock. Our 2015 Plan administrator will set the number of shares under the stock award and all other terms and conditions of such stock awards.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under our 2015 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under our 2015 Plan pursuant to Section 162(m) of the Code), and (6) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

Our 2015 Plan provides that in the event of certain specified significant corporate transactions including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our Class A Common Stock outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the plan administrator determines unless otherwise provided in an award agreement or other written agreement between us and the award holder or unless otherwise provided in the applicable listing rules or stock exchange. The administrator may take one of the following actions with respect to such awards:

•	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; or

•	cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, if any, as determined by our Board; or

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised prior to the effective time of the transaction, in exchange for a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received upon the exercise of the stock awards immediately before the transaction over any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

In the event of a change in control, awards granted under our 2015 Plan will not receive automatic acceleration of vesting and/or exercisability, although this treatment may be provided for in an award agreement. Under our 2015 Plan, a change in control generally will be deemed to occur in the event: (i) the acquisition by any a person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity; (iii) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; or (iv) an unapproved change in the majority of our Board.

Transferability

A participant generally may not transfer stock awards under our 2015 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2015 Plan.

Amendment or Termination

Our Board has the authority to amend, suspend, or terminate our 2015 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No awards may be granted after the tenth anniversary of the date our Board adopted our 2015 Plan. No awards may be granted under our 2015 Plan while it is suspended or after it is terminated.

Australian Sub-Plan

We have adopted an Australian sub-plan to the 2015 Plan, applicable to Australian resident directors and employees, so that those directors and employees can benefit from tax deferral under the Australian employee share scheme tax regime (where applicable).

2005 Plan

General

Our Board adopted and our stockholders approved our 2005 Equity Incentive Plan (the “2005 Plan”) in March 2005. The 2005 Plan was amended in January 2012 and May 2013 to increase the number of options and stock purchase rights available for grant under the 2005 Plan. Our 2005 Plan expired by its terms on March 16, 2015; however, awards outstanding under our 2005 Plan continue in full effect in accordance with their existing terms.

Share Reserve

As of May 2013, we have reserved 6,170,159 shares of our common stock for issuance under our 2005 Plan. As of March 15, 2017 options to purchase 3,415,257 shares of common stock, at exercise prices ranging from $0.05 to $0.50 per share, or a weighted-average exercise price of $0.3011 per share, were outstanding under our 2005 Plan.

Administration

Our Board has administered our 2005 Plan since its adoption. Our Board has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2005 Plan. Our Board may modify, extend or renew outstanding options.

Types of Awards

Our 2005 Plan provides for both the award or sale of shares of our common stock and for the grant of incentive stock options and nonstatutory stock options to purchase shares of our common stock to employees, non-employee members of our Board and consultants.

Options

The exercise price of options granted under our 2005 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee’s service terminates.

Changes in Capitalization and Corporate Transactions

If the Board determines that any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, sale or other disposition of all or substantially all of the Company’s assets, or other similar corporate transaction or event, affects the common stock such that an adjustment is determined by the Board to be appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2005 Plan or with respect to any options or stock purchase rights, the Board may take any one or more of the following actions with respect to outstanding options or stock purchase rights, subject to compliance with all relevant legal requirements:

•	adjust the number and kind of shares subject to outstanding options or stock purchase rights;

•	adjust the grant or exercise price of any options or stock purchase rights;

•	provide for the purchase or replacement of the options or stock purchase rights for cash or other rights or property selected at the Board’s discretion;

•	provide that all options or stock purchase rights will be immediately exercisable;

•	provide that all outstanding options or stock purchase rights will be assumed by or substituted for similar incentives of the successor or survivor corporation; or

•	provide for the termination of all options or stock purchase rights upon consummation of the relevant transaction, provided the holders are given the right to exercise such incentives for a 30-day specified period preceding the effective date of such transaction.

If the Company undergoes an acquisition (as defined in the 2005 Plan), then any surviving or acquiring entity or corporation may assume outstanding options or stock purchase rights or may substitute similar stock awards for those outstanding options or stock purchase rights. In the event that options or stock purchase rights are not so assumed or substituted, then with respect to (i) options or stock purchase rights held by participants whose service has not terminated prior to such event, the vesting of such options or stock purchase rights will be accelerated and made fully exercisable and all restrictions on such options or stock purchase rights will lapse at least ten (10) days prior to the closing of the acquisition (and will terminate if not exercised prior to such closing); and (ii) any other outstanding options or stock purchase rights will be terminated if not exercised prior to the closing of the acquisition.

Transferability

A participant may not transfer stock awards under our 2005 Plan other than by will, the laws of descent and distribution.

Plan Amendment or Termination

Our Board has the authority to amend, suspend or terminate our 2005 Plan, provided that such action is approved by our stockholders to the extent stockholder approval is necessary and that such action does not impair the existing rights of any participant without such participant’s written consent. As described above, our 2005 Plan expired by its terms on March 16, 2015.

Employment Agreements and Offer Letters

The following section summarizes the employment agreements and offer letters we have entered into with our named executive officers. For purposes of the employment agreements and offer letters, we use the following terms: (i) “cause” to mean termination of employment by us for any of the following reasons: (1) willful failure to perform one’s duties and responsibilities to us or a deliberate violation of our policy, (2) commission of any act of fraud, embezzlement, dishonesty or any willful misconduct that has caused or is reasonably expected to result in material injury to us, (3) unauthorized use or disclosure of any proprietary information or trade secrets of ours or any other party to whom one owes an obligation of nondisclosure as a result of the employee’s relationship with us or any other party to whom they owe an obligation of nondisclosure as a result of their relationship with us or (4) willful breach of any of the employee’s obligations under any written agreement or covenant with us. For purposes of the employment agreements and offer letters, we use the following terms: (i) “change in control” to mean (1) a sale of all or substantially all our assets, (2) any merger, consolidation, or other business combination transaction of us with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of us outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of us (or the surviving entity) outstanding immediately after such transaction or (3) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of then outstanding shares of capital stock of us other than the sale of equity securities sold for the purpose of raising capital.

Scott Dodson

In September 2010, we entered into an offer letter with Scott Dodson to serve as our president and chief executive officer. Mr. Dodson’s agreement provided for, among other things: (i) an annual base salary of $310,000, subject to annual review, and which has subsequently been increased to $373,000; (ii) an initial grant of incentive options pursuant to our 2005 Plan such that his interest in AirXpanders amounted to 5.5% of our then outstanding fully diluted stock on his hire date; and (iii) certain other benefits including health insurance and travel and other expense reimbursements under our expense policy. Furthermore, 50% of Mr. Dodson’s outstanding stock options will vest immediately and be exercisable upon a change of control and the remainder of Mr. Dodson’s unvested shares shall vest over the succeeding twelve months based on his continued employment unless he is terminated before the end of those twelve months other than for cause, in which case all unvested shares shall vest immediately. If Mr. Dodson’s employment is terminated by us other than for cause, upon execution of a release of claims in a form reasonably acceptable to us, he will receive six months of his then current base salary payable at our regular payroll periods. In addition, we shall make payments on his behalf for continuation of premiums for health insurance under Federal or State COBRA programs.

Mr. Dodson’s employment may be terminated at any time, with or without cause, with or without notice, at the option of either AirXpanders or Mr. Dodson.

Scott Murcray

In June 2016, we entered into an offer letter with Scott Murcray to serve as our chief financial officer and chief operating officer. Mr. Murcray’s agreement provides for, among other things: (i) an annual base salary of $265,000, subject to annual review, and (ii) stock options. Furthermore, all of Mr. Murcray’s outstanding stock options will vest immediately upon a change of control.

Mr. Murcray’s employment may be terminated at any time, with or without cause, with or without notice, at the option of either AirXpanders or Mr. Murcray. In the event we terminate Mr. Murcray’s employment without cause, we will pay Mr. Murcray severance equal to (i) six months of base salary continuance and (ii) six months continuation of all health benefits being provided by us as of the date of termination. In the event we terminate Mr. Murcray’s employment without cause, as a result of or within 12 months of a change of control, 100% of all Mr. Murcray’s unvested options shall be deemed immediately vested and exercisable. Such benefits are subject to the execution of an acceptable release of claims form by Mr. Murcray within the prescribed 45 days.

NEO Change in Control Option Vesting Provisions

Subsequent to the IPO, in order to comply with ASX requirements, options granted to NEOs contain the following vesting provisions in the event of a change in control:

•	50% of unvested options shall immediately vest; and

•	Remaining options shall vest equally each month over the following 12 months, provided the NEO makes himself reasonably available to provide services to the acquiring company.

Director Compensation

The following table shows the total compensation paid during the fiscal year ended December 31, 2016 to each of our non-executive directors, which does not include Mr. Dodson, who does not receive compensation for his service as a director:

	Fees earned or paid in cash ($)	Option Awards(1)(2) ($)	Total ($)
Barry Cheskin(3)	$124,000	$28,686	$148,686
Dennis Condon(4)	$16,875	$7,623	$24,498
Gregory Lichtwardt(5)	$24,375	$23,592	$47,967
Zita Peach(6)	$13,750	$23,592	$37,342
Tadmor Shalon(7)	$—	$7,623	$7,623

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of option awards granted for financial reporting purposes and computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. A discussion of the assumptions used to determine the grant date fair value of the options may be found in “Note 12 — Stock-based Compensation” in the notes to our consolidated financial statements included elsewhere in this registration statement.
(2)	On May 17, 2016, Mr. Cheskin received an award of 42,900 stock options; Mr. Condon and Mr. Shalon each received an award of 11,400 stock options and; Mr. Lichtwardt and Ms. Peach each received an initial award of 35,000 stock options. The stock options granted to the continuing non-executive directors, Mr. Cheskin, Mr. Condon and Mr. Shalon, vest 1/36th each month on the monthly anniversary date over three years. The stock options granted to the two new non-executive directors, Mr. Lichtwardt, and Ms. Peach, vest 1/3rd on the first annual anniversary date and vest 1/36th each month on the monthly anniversary date over the remaining two years.

(3)	At December 31, 2016, Mr. Cheskin had 386,604 outstanding options to purchase shares of Common Stock. Mr. Cheskin received $119,000 in cash compensation for his service as Chairman of the Board an additional $5,000 for serving as chair of the Nomination and Remuneration Committee through May 2016.
(4)	At December 31, 2016, Mr. Condon had 125,461 outstanding options to purchase shares of Common Stock.
(5)	At December 31, 2016, Mr. Lichwardt had 35,000 outstanding options to purchase shares of Common Stock. Mr. Lichtwardt received cash compensation for three quarters of board service and serving as chair of the Audit and Risk Committee.
(6)	At December 31, 2016, Ms. Peach had 35,000 outstanding options to purchase shares of Common Stock. Ms. Peach received cash compensation for two quarters of board service and for serving as chair of the Nomination and Remuneration Committee.
(7)	At December 31, 2016, Mr. Shalon had 125,461 outstanding options to purchase shares of Common Stock.

Director Compensation Policy

Under our Bylaws, the directors decide the total amount to be paid to all directors (excluding the salary of the executive director) as compensation for their service as a director of AirXpanders. However, under the ASX Listing Rules, the total amount paid to all directors for their services must not exceed in aggregate in any fiscal year the amount fixed by AirXpanders at its annual general meeting. This amount has been fixed at $300,000.

In April 2017, the Board of Directors approved the annual cash compensation levels for non-executive board members and committee chairs as follows:

•	Chairman of the Board — $103,000 (an increase from $100,000);

•	Non-executive independent director — $27,500 (an increase from $22,500);

•	Audit and Risk Committee Chair — an additional $10,000 (no change from prior amount); and

•	Nomination and Remuneration Committee Chair — an additional $10,000 (an increase from $5,000).

The payments will take effect from the day of the next annual general meeting in May 2017. All Board members may be reimbursed for travel and other expenses incurred in attending to AirXpanders’ affairs.

As a result of our listing on the ASX, all equity grants to directors are subject to shareholder approval under the ASX Listing Rules. On May 17, 2016, the shareholders approved the following grants to our non-executive board members: Mr. Cheskin received an award of 42,900 stock options; Mr. Condon and Mr. Shalon each received an award of 11,400 stock options and; Mr. Lichtwardt and Ms. Peach each received an initial award of 35,000 stock options.

Unless otherwise specified by our Board or the Remuneration Committee at the time of grant, all options granted under this policy shall have an exercise price equal to the fair market value of AirXpanders’ common stock as determined pursuant to the 2015 Plan on the date of grant.

Nomination and Remuneration Committee Interlocks and Insider Participation

Our Nomination and Remuneration Committee consists of three (3) non-executive directors: Ms. Peach (Chair), Mr. Cheskin and Mr. Condon. No member of the Nomination and Remuneration Committee is, or was formerly, one of our officers or employees. No interlocking relationship exists between our Board or our Nomination and Remuneration Committee and the board of directors or Nomination and Remuneration Committee of any other company, nor has any interlocking relationship existed in the past.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

There have been no transactions since January 1, 2014, to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our preferred stock or common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under “Executive Compensation” and as described below.

Certain Relationships and Related Party Transactions

Mrs. Lynae Dodson, the wife of Mr. Dodson, chief executive officer and director, owns and operates a marketing consulting firm, Bridge Marketing. Bridge Marketing manages trade shows and social media for AirXpanders and during the years ended December 31, 2016, 2015 and 2014, received payments of $0.2 million, $0.2 million and $0.1 million for marketing support services rendered to AirXpanders.

Convertible Note Financing

In February 2015, AirXpanders issued: (a) convertible promissory notes with an aggregate principal amount of $1.3 million to the Vivo Entities – at that time Albert Cha was a member of our Board and was affiliated with, and had a financial interest in, certain entities affiliated with the Vivo Venture Fund; (b) convertible promissory notes with an aggregate principal amount of $0.2 million to the Prolog Entities – at that time Brian L. Clevinger was a member of our Board and was affiliated with, and had a financial interest in, certain entities affiliated with the Prolog Entities; and (c) convertible promissory notes with an aggregate principal amount of $1.1 million to the GBS Entities – at that time Brigitte Smith was a member of our Board and was affiliated with, and had a financial interest in, certain entities affiliated with the GBS Entities. The convertible promissory notes bore an interest rate of 7% and were convertible into shares of Common Stock issuable in connection with the IPO.

Initial Public Offering

In June 2015, in connection with our IPO, we issued: (a) 1,184,656 shares of our Common Stock in cancellation of approximately $1.4 million of convertible promissory notes and 1,157,571 shares of our Common Stock for an aggregate purchase price of $1.3 million, to entities affiliated with Vivo Capital (such affiliated entities together with any successor entities thereto, the Vivo Entities) – at that time Albert Cha was a member of our Board and was affiliated with, and had a financial interest in, certain entities affiliated with the Vivo Entities; (b) 178,397 shares of our Common Stock in cancellation of approximately $0.2 million of convertible promissory notes issued in the Convertible Note Financing and 174,318 shares of its Common Stock for an aggregate purchase price of $0.2 million, to entities affiliated with Prolog Capital (such affiliated entities together with any successor entities thereto, the Prolog Entities) – at that time Brian L. Clevinger was a member of AirXpanders Board of Directors and was affiliated with, and had a financial interest in, certain entities affiliated with the Prolog Entities; and (c) 924,052 shares of its Common Stock in cancellation of approximately $1.1 million of convertible promissory notes issued in the Convertible Note Financing and 905,637 shares of its Common Stock for an aggregate purchase price of $1.0 million, to entities affiliated with GBS Venture Partners (such affiliated entities together with any successor entities thereto, the GBS Entities) – at that time Brigitte Smith was a member of AirXpanders Board of Directors and was affiliated with, and had a financial interest in, certain entities affiliated with the GBS Entities.

Policies and Procedures for Review and Approval of Related Party Transactions

The Audit and Risk Committee is responsible for reviewing and approving all transactions in which AirXpanders is a participant and in which parties related to AirXpanders, including executive officers, directors, and certain other persons whom the board determines may be considered related parties of AirXpanders (for the purposes of Chapter 2E of the Australia Corporations Act 2001), have or will have a material direct or indirect interest; and reporting to the Board on the matters above, including specific material risks identified.

Potential direct or indirect conflicts of interest of employees or those acting on behalf of AirXpanders (or their family, relatives, friends or agents) should be avoided. If an employee is concerned that they have a potential conflict of interest they should disclose and discuss the matter with, and seek direction from, their manager or the chief executive officer. An employee should report any potential or actual conflict of interests that they become aware of to their manager or the chief executive officer.

Corporate Governance

Our Board currently consists of six members: Barry Cheskin; Dennis Condon; Scott Dodson; Gregory Lichtwardt; Zita Peach and Tadmor Shalon. Our Board has determined that all of our directors, other than Mr. Dodson, are “independent.” We consider that a director is an “independent” director where that director is free from any business or other relationship that could materially interfere, or be perceived to interfere with, the independent exercise of the director’s judgment. While we are not currently seeking a listing on NASDAQ or any other U.S. securities exchange and do not intend to do so in the foreseeable future, we have assessed the independence of our directors with respect to the definition of independence prescribed by NASDAQ and the SEC. Although we may seek a listing on NASDAQ in the future, there is no guarantee that we will do so or that we will achieve a listing on NASDAQ or any other exchange in any particular timeframe or at all.

ITEM 8.	LEGAL PROCEEDINGS.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our CDIs, each representing one-third of one share of our common stock, have been listed on the Australian Securities Exchange under the trading symbol “AXP” since June 22, 2015. Prior to such time there was no public market for our securities. There is no principal market in the U.S. for our CDIs or shares of our common stock. Our high and low sales prices on the ASX for the respective periods are shown below, both in Australian dollars per CDI and in U.S. dollars per share of common Stock. All currency conversions are based on the prevailing Australian dollar to U.S. dollar exchange rate applicable on the relevant date as reported by the Reserve Bank of Australia.

Period	High per CDI (A$)	Low per CDI (A$)	High per share of common stock (US$)	Low per share of common stock (US$)

Fiscal Year 2017:
First Quarter	1.27	0.73	2.78	1.68
Fiscal Year 2016:
First Quarter	1.34	1.02	2.83	2.17
Second Quarter	1.15	0.78	2.66	1.74
Third Quarter	1.49	0.90	3.40	2.03
Fourth Quarter	1.45	0.99	3.34	2.22
Fiscal Year 2015:
Second Quarter	0.59	0.50	1.37	1.13
Third Quarter	0.87	0.48	1.92	1.07
Fourth Quarter	1.07	0.71	2.34	1.52

On March 15, 2017, the last reported sale price of our CDIs was A$0.89 per CDI, or $2.02 per share of common stock.

As of December 31, 2016, 7,293,394 of our shares were subject to outstanding options and warrants to purchase shares of common stock.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, a person who acquires our common stock in a transaction not registered under the Securities Act and has beneficially owned such shares for at least one year would be entitled to sell within any three-month period those shares subject to certain restrictions, including volume and manner of sale restrictions.

Under Rule 144(b) under the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell the shares without complying with the volume and manner of sale restrictions of Rule 144.

We believe that approximately 95,335,476 shares of our common stock outstanding were eligible for resale under Rule 144 as of March 15, 2017, subject to the volume and manner of sale restrictions thereof.

Escrow

As of March 15, 2017, the following securities were subject to ASX-mandated or voluntary escrow (of both) until June 18, 2017:

Security Description	ASX-mandated Escrow	Voluntary Escrow
Shares of Common Stock	827,758	11,005,743
Options to purchase Common Stock	2,856,452	114,441
Warrants to purchase Common Stock	—	37,039

Holders

As of March 15, 2017 we had 95,854,584 shares of our Common Stock issued and outstanding with approximately 2,188 holders of record. The holders included CHESS Depositary Nominees Pty Limited, which held 83,419,914 shares of our Common Stock in the form of CDIs on behalf of the CDI holders; there were approximately 2,136 registered owners of our CDIs on March 15, 2017. There were no shares of Class B common stock issued or outstanding as of March 15, 2017.

Dividends

During 2016, 2015 and 2014 we did not declare or pay any dividends on our common stock and do not currently anticipate declaring or paying dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of the Board and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that the Board may deem relevant.

Equity Compensation Plan Information

The following table provides certain aggregate information with respect to all of the Company’s equity compensation plans in effect as of December 31, 2016.

Plan Category	Options, Warrants and Rights Available for Grant(2)	Exercise Price per Share	Number of Options Outstanding(1)
Equity compensation plans approved by security holders	7,293,394	$0.92	1,600,878
Equity compensation plans not approved by security holders	—	—	—

Total	7,293,394	$0.92	1,600,878

(1)	Consists of 1,600,878 shares of our common stock available for issuance under our 2015 Equity Incentive Plan and no shares of our common stock available for future issuance under our 2005 Equity Incentive Plan which was superseded by our 2015 Equity Incentive Plan.
(2)	Includes options to purchase 6,956,580 shares of our common stock issued under our 2015 Equity Incentive Plan and warrants to purchase 336,814 shares of our common stock.

Summary Description of the Company’s Non-Stockholder Approved Equity Compensation Plans

None.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

Since April 30, 2014, we have issued the following securities that were not registered under the Securities Act:

1.	From April 30, 2014 to April 30, 2017, we granted stock options to purchase an aggregate of 291,626 shares of common stock at exercise prices ranging from $0.12 to $0.50 per share to a total of 29 employees, consultants and directors under our 2005 Equity Incentive Plan and we granted stock options to purchase an aggregate of 2,427,936 shares of common stock at exercise prices ranging from $1.66 to $2.92 per share to a total of 93 employees, consultants and directors under our 2015 Equity Incentive Plan. Of these options, 10,583 shares have been exercised for cash consideration in the aggregate amount of $1,270, options to purchase 116,987 shares have been cancelled without being exercised and options to purchase 2,591,992 shares remain outstanding.

2.

On June 22, 2015, we issued 29,629,654 shares of Common Stock in connection with an initial public offering (IPO) on the Australian Securities Exchange (ASX), a concurrent private placement under Regulation D of the Securities Act (or

Concurrent Placement) and the conversion of convertible bridge notes payable and related accrued interest. We raised a total of approximately $30.1 million, net of issuance costs of approximately $2.9 million. Of this amount, $25.1 million were net cash proceeds directly from the IPO, and $5.0 million were cash proceeds from the Concurrent Placement. In connection with the IPO, all of our existing shares of preferred stock were converted into common stock. Our lead manager was Canaccord Genuity (Australia) Limited.

3.	In June 2016, we issued 8,771,930 shares of Common Stock in connection with an equity offering on the ASX. Our cash proceeds were approximately $14.2 million, net of issuance costs of approximately $0.7 million. Our lead manager was Canaccord Genuity (Australia) Limited.

4.	In February 2017, we issued 16,304,348 shares of Common Stock in connection with an equity offering on the ASX. We raised a total of $34.1 million, net of issuance costs of approximately $1.5 million. Our lead manager was Canaccord Genuity (Australia) Limited.

The offers, sales and issuances of the securities described in paragraph 1 above were deemed to be exempt from registration under the Securities Act under Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701.

The offers, sales, and issuances of the securities described in paragraphs 2 and 3 above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering or Regulation S as an offering made outside the United States. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The following description of our capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our certificate of incorporation, and bylaws, copies of which have been filed as exhibits to the Registration Statement.

We are registering on this registration statement only our common stock, the terms of which are described below. However, because our preferred stock will remain outstanding following the effectiveness of this registration statement, we also describe below the terms of our preferred stock to the extent such terms qualify the rights of our common stock.

Common Stock

Outstanding Shares. Our certificate of incorporation provides that an aggregate of 310,000,000 shares of AirXpanders common stock, par value $0.001 per share, are authorized for issuance, of which 200,000,000 of which are Class A Common Stock and 100,000,000 of which are Class B Common Stock. Each share of Common Stock entitles the holder thereof to one vote on each matter submitted to the stockholders of the Company for their vote. Except as required by law, the Class B Common Stock shall not be entitled to any voting rights or to share in any dividends or other distributions of cash, property or shares of the corporation. In connection with our IPO certain of our stockholders were required by the ASX to enter into an escrow agreement under which the stockholder agreed, among other things, to certain restrictions and prohibitions from engaging in transactions for a period of time. The Common Stock shall automatically and without further action be converted into shares of Class B Common Stock, on a one-for-one basis, if the Board of Directors determines, in its sole discretion, that the stockholder breached or violated any term of such stockholder’s escrow arrangement or breached the Official Listing Rules of the ASX relating to the restricted Common Stock. Any shares of Common Stock converted to Class B Common Stock shall automatically and without further action be converted back into shares of Common Stock, on a one-for-one basis, upon the earlier to occur of the expiration of the escrow period or the breach of the Official Listing Rules of the ASX relating being remedied.

As of March 15, 2017, 95,858,584 shares of common stock and the following options to purchase common stock were issued and outstanding:

•	5,788,940 shares of our common stock issuable upon the exercise of stock options outstanding as of March 15, 2017 at a weighted average exercise price of $0.48 per share.

The following is a summary of the material rights of our common stock as set forth in its certificate of incorporation and bylaws.

Transfer Agent. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address is 250 Royal Street, Canton, Massachusetts 02021.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. The certificate of incorporation and by-laws do not provide for cumulative voting rights in connection with election of directors unless, at the time of such election, AirXpanders is subject to Section 2115(b) of the California General Corporation Law.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of outstanding shares of common stock may receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. AirXpanders has never issued a dividend on shares of its common stock and has no intention to do so in the future.

Liquidation. In the event of liquidation, dissolution or winding up of AirXpanders, the assets legally available for distribution shall be distributed ratably to the holders of shares of common stock and preferred stock, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that AirXpanders may designate and issue in the future.

Fully Paid and Nonassessable. All outstanding shares of common stock are fully paid and nonassessable.

CDIs

In order for our shares of common stock in the form of CDIs to trade electronically on the ASX, we participate in the electronic transfer system known as the Clearing House Electronic Subregister System, or CHESS, operated by ASX Settlement Pty Limited, or ASX Settlement. ASX Settlement provides settlement services for ASX markets to assist participants and issuers to understand the operation of the rules and procedures governing settlement facilities. The ASX Settlement Operating Rules form part of the overall listing and market rules which we are required to comply with as an entity listed on ASX.

CHESS is an electronic system which manages the settlement of transactions executed on ASX and facilitates the paperless transfer of legal title to ASX quoted securities. CHESS cannot be used directly for the transfer of securities of companies domiciled in certain jurisdictions outside of Australia, such as the United States. Accordingly, to enable our shares of common stock to be cleared and settled electronically through CHESS, we have issued and will continue to issue depositary interests called CDIs.

CDIs confer the on the CDI holder the beneficial ownership in the shares of common stock, with three CDIs representing an interest in one share. The legal title to such shares is held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited, which acts as our Australian depositary and issues the CDIs.

All CDIs bear a FOR-US designation with the ASX that is intended to preclude transfers to residents of the U.S. This designation is intended to similarly preclude purchases of CDIs by residents of the U.S.

A holder of CDIs who does not wish to have their trades settled in CDIs may request that their CDIs be converted into shares of common stock, in which case legal title to the shares of common stock will be transferred to the holder of CDIs. To date, no holder of CDIs has made such a request.

The transfer agent and registrar for our CDIs (known in Australia as a ‘securities registry’) is Computershare Investor Services Pty Limited. Its address is GPO Box 2975, Melbourne, Victoria 3001 Australia and its telephone number is +61 3 9415 4000.

Warrants

As of March 31, 2017, we had outstanding: (1) warrants to purchase 120,000 shares of common stock at an exercise price of $1.25 per share; (2) warrants to purchase 40,000 shares of common stock at an exercise price of $1.00 per share; and (3) warrants to purchase 52,500 shares of common stock at an exercise price of $1.00 per share. In the event of any merger or acquisition of AirXpanders, the holder of any warrant is obligated to exercise these warrants prior to the consummation of such merger or acquisition and the warrants shall expire immediately prior to the consummation of such merger or acquisition, unless the consideration to be paid to the holders of our common stock is something other than cash or marketable securities, in which case any successor entity to AirXpanders shall be obligated to assume the warrants.

From June 2013 to October 2013, in connection with the sale of its Series E convertible preferred shares, the Company issued a warrants to certain investors to purchase shares of Common Stock at an exercise price of $0.05 per shares, of which warrants to purchase an aggregate of 119,314 shares of Common Stock remain outstanding. In the event of any merger or acquisition of AirXpanders, or upon expiration of the term of the warrants, the warrants will be deemed to have been net exercised without any action on the part of the holder thereof.

The exercise prices for each of the warrants may be adjusted in the event of any recapitalization, reclassification, exchange, or subdivision of our outstanding shares of Common Stock. In the event we were to declare and pay a dividend or other distribution on the shares of its common stock, then upon exercise of the warrants, the holder shall be entitled to receive, without additional cost to the holder, the total number and kind of securities and property which the holder would have received had holder owned the shares of record as of the date the dividend or distribution occurred.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the company’s stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, discouraging or preventing a change in control of AirXpanders and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws, include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to make it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board of directors vacancies. Our Certificate of Incorporation and Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Stockholder action; special meetings of stockholders. Our Certificate of Incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors unless required by applicable law. Our amended and restated certificate of incorporation further provides that only the chairman of our board of directors, chief executive officer or a majority of our board of directors may call special meetings of our stockholders.

Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.

AirXpanders designed these provisions to enhance the likelihood of continued stability in the composition of our board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of us, and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

•	In general, Section 203 of the DGCL defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted under Delaware law, AirXpanders indemnifies its officers and directors for certain events or occurrences that happen by reason of their relationships with, or position held at AirXpanders. Our Certificate of Incorporation and Bylaws provide for the indemnification of our directors and officers to the maximum extent permitted by Delaware General Corporation Law.

We have obtained and maintain director and officer liability insurance to indemnify our directors and officers against various liabilities our directors and officers may incur in his or her capacity as such. Our Certificate of Incorporation and Bylaws also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, advancement expenses, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests.

We have entered into indemnification agreements with our officers and directors to the extent permitted by law and our Certificate of Incorporation and Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-1 through F-19 of this registration statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements

Our consolidated financial statements appear at the end of this Form 10. Please see the index to the consolidated financial statements on page F-1, which is incorporated herein by reference.

(b)	Exhibits

See the Exhibit Index which follows the signature page of this Form 10, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AirXpanders, Inc. (Registrant)

	By:	/s/ Scott Murcray
		Name:	Scott Murcray
Date: May 1, 2017		Title:	Chief Financial Officer and Chief Operating Officer

AirXpanders, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

AirXpanders, Inc.

We have audited the accompanying consolidated balance sheets of AirXpanders, Inc. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2016, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years ended 2016, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

/s/ SingerLewak LLP

San Jose, California

May 1, 2017

AirXpanders, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$11,477	$19,113
Accounts receivable	118	77
Inventory	1,413	527
Prepaid expenses and other current assets	558	194

Total current assets	13,566	19,911
Property and equipment	1,879	910
Other assets	84	77

Total assets	$15,529	$20,898

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt, net of discount	$1,195	$1,500
Accounts payable	1,249	874
Accrued expenses	916	394

Total current liabilities	3,360	2,768
Long-term debt, less current portion, net of discount	—	1,084

Total liabilities	3,360	3,852
Commitments and Contingencies (Note 8)
Stockholders’ equity
Preferred stock, $0.001 par value; 10,000,000 authorized; no shares issued and outstanding at December 31, 2016 and 2015	—	—
Class A common stock, $0.001 par value; 200,000,000 authorized; 79,241,708 and 70,427,195 issued and outstanding at December 31, 2016 and 2015	79	70
Class B common stock, $0.001 par value; 100,000,000 authorized; no shares issued and outstanding at December 31, 2016 and 2015	—	—
Additional paid-in capital	78,418	63,880
Accumulated deficit	(66,328)	(46,905)

Total stockholders’ equity	12,169	17,045

Total liabilities and stockholders’ equity	$15,529	$20,897

See accompanying notes to financial statements.

AirXpanders, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except per share amounts)

	Years Ended December 31,
	2016	2015	2014
Revenue	$570	$293	$—
Cost of goods sold	4,543	1,906	—

Gross loss	(3,973)	(1,613)	—

Operating expenses:
Research and development	7,164	4,827	4,143
Selling, general and administrative	7,986	4,640	2,229

Total operating expenses	15,150	9,467	6,372
Operating loss	(19,123)	(11,080)	(6,372)
Other expense (income):
Interest expense	249	422	561
Other expense (income), net	50	(341)	45

Total other expense (income), net	299	81	606

Operating loss before income tax provision	(19,422)	(11,161)	(6,978)
Provision for income taxes	1	—	—

Net loss and comprehensive loss	$(19,423)	$(11,161)	$(6,978)

Net loss per Class A common share: basic and diluted	$(0.26)	$(0.32)	$(7.74)

Weighted average number of Class A common shares used in computing net loss per Class A common share: basic and diluted	74,793,530	35,377,588	901,666

See accompanying notes to consolidated financial statements.

AirXpanders, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock
	Issued and Outstanding Shares	Amount	Issued and Outstanding Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2013	125,509,868	$125	901,665	$1	$32,343	$(28,766)	$3,703

Additional Series E preferred stock for cash (net of issuance costs of $20,981)	5,000,000	5	—	—	974	—	979
Stock-based compensation	—	—	—	—	108	—	108
Net loss	—	—	—	—	—	(6,978)	(6,978)

Balance, December 31, 2014	130,509,868	130	901,665	1	33,425	(35,744)	(2,188)

Issuance of common stock for cash (net of issuance costs of $2,872,649)	—	—	25,217,180	25	25,055	—	25,080
Exercise of warrants to purchase common stock	—	—	9,780,489	10	39	—	49
Exercise of stock options	—	—	2,965	—	1	—	1
Conversion of convertible bridge notes payable and accrued interest of $70,233 into common stock	—	—	4,412,474	4	5,026	—	5,030
Conversion of convertible preferred stock into common stock	(130,509,868)	(130)	30,112,422	30	100	—	—
Conversion of warrants to purchase preferred stock into warrants to purchase common stock	—	—	—	—	123	—	123
Stock-based compensation	—	—	—	—	111	—	111
Net loss	—	—	—	—	—	(11,161)	(11,161)

Balance, December 31, 2015	—	—	70,427,195	70	63,880	(46,905)	17,045

Issuance of common stock for cash (net of issuance costs of $731,489)	—	—	8,771,930	9	14,150	—	14,159
Exercise of stock options	—	—	42,583	—	11	—	11
Stock-based compensation	—	—	—	—	377	—	377
Net loss	—	—	—	—	—	(19,423)	(19,423)

Balance, December 31, 2016	—	$—	79,241,708	$79	$78,418	$(66,328)	$12,169

See accompanying notes to consolidated financial statements.

AirXpanders, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net loss	$(19,423)	$(11,161)	$(6,978)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	237	86	37
Amortization of debt discount and deferred issuance cost	111	37	24
Loss of disposal of assets	14	—	—
Interest on convertible bridge notes payable converted to common stock	—	70	110
Changes in fair value of warrant liabilities	—	(42)	51
Inventory write-down	1,537	527	160
Stock-based compensation	377	111	108
Changes in operating assets and liabilities:
Accounts receivable	(41)	(77)	—
Inventory	(2,423)	(883)	(332)
Prepaid expenses and other assets	(390)	(175)	6
Accounts payable	325	473	(27)
Accrued expenses	522	199	50

Net cash used in operating activities	(19,154)	(10,835)	(6,791)

Cash flows from investing activities
Purchase of property and equipment	(1,151)	(840)	(96)

Net cash used in investing activities	(1,151)	(840)	(96)

Cash flows from financing activities
Proceeds from notes payable	—	—	3,417
Proceeds from convertible bridge notes payable	—	4,960	—
Principal payments on notes payable	(1,500)	(953)	(1,083)
Proceeds from issuance of common stock, net of issuance costs	14,159	25,080	979
Proceeds from exercise of stock options	10	1	—

Proceeds from exercise of warrants for common stock	—	49	—

Net cash provided by financing activities	12,669	29,137	3,313

Net (decrease) increase in cash and cash equivalents	(7,636)	17,462	(3,574)
Cash and cash equivalents — beginning of period	19,113	1,651	5,225

Cash and cash equivalents — end of period	$11,477	$19,113	$1,651

Supplemental disclosure:
Cash paid for interest	$138	$240	$429

Cash paid for taxes	$1	$1	$1

Supplemental schedule of noncash investing and financing activities:
Conversion of preferred stock to common stock in connection with initial public offering (IPO)	$—	$34,633	$—

Conversion of convertible bridge notes payable and accrued interest to common stock in connection with IPO	$—	$5,030	$—

Conversion of warrant liabilities to equity	$—	$123	$—

See accompanying notes to consolidated financial statements.

AirXpanders, Inc.

Notes to Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF BUSINESS

AirXpanders, Inc. and its Australian branch (“AirXpanders” or the “Company”) is a Delaware corporation formed on March 17, 2005, and is headquartered in Palo Alto, California. The Company designs, manufactures and markets medical devices to improve breast reconstruction. The Company’s AeroForm Tissue Expander System is used in patients undergoing two-stage breast reconstruction following mastectomy. AeroForm was granted U.S. FDA de novo marketing authorization in 2016, its first CE mark in Europe in 2012 and is currently licensed for sale in Australia. To date, the Company has been primarily engaged in developing and launching its initial product technology, building the manufacturing infrastructure to support commercialization efforts, recruiting key personnel and raising capital.

In June 2015, the Company issued 29,629,654 shares of common stock in connection with an initial public offering on the Australia Securities Exchange (ASX) and conversion of convertible bridge notes payable and related accrued interest (IPO). The Company raised a total of $30,089,162, net of issuance costs of $2,872,649.

NOTE 2 – LIQUIDITY

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company has incurred net losses and cash flow deficits from operations since its inception and has an accumulated deficit of $66,328,294 at December 31, 2016. To date, the Company’s products have been approved for marketing and sales in Europe, Australia and the United States, and the Company started selling its product in Australia in 2015, and in the United States in 2017. Management expects operating losses and cash flow deficits to continue for the foreseeable future. The Company’s ability to achieve profitability is dependent primarily on its ability to gain market share in the U.S, build and maintain manufacturing capacity to support commercial launch in the U.S. and obtain a more profitable per unit manufacturing cost for its products. The Company’s plan to address these adverse conditions is to raise additional funds for operations through the issuance of equity securities and debt. These activities are expensive, time-consuming, and uncertain, and any delay could have a material adverse effect on the Company. The accompanying consolidated financial statements do not include any adjustments that may be needed if the Company were unable to continue as a going concern.

In February 2017, the Company issued 16,304,348 shares of Common Stock in connection with an equity offering on the ASX. The Company raised a total of $34,110,563, net of issuance costs of $1,364,423. The Company believes that the cash from the offering and its cash and cash equivalents are sufficient to remain in operations for at least one year from date of issuance of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include the accounts of AirXpanders, Inc. and its Australian branch office. Intercompany transactions and balances have been eliminated in consolidation. Certain amounts presented in prior periods have been reclassified to the current year presentation. Such changes had no effect on the previously reported net loss or accumulated deficit.

Foreign Currency

The Company transacts business in Australia. The functional currency of its Australian branch is the U.S. dollar. Monetary assets and liabilities are translated at the year-end exchange rate and non-monetary assets and liabilities are translated at historical rates and items in the statement of operations are translated at average rates with gains and losses from remeasurement being recorded in other expense (income), net in the accompanying consolidated statements of operations and comprehensive loss. Foreign currency translation and remeasurement gains or losses included in other expense (income), net in the accompanying consolidated statements of operations and comprehensive loss was a loss of $37,810 during the year ended December 31, 2016 and a gain of $261,478 during the year ended December 31, 2015. There were no currency gains or losses in 2014.

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates. The Company’s most significant estimates relate to the valuation of its common stock prior to the IPO, valuation of stock options and valuation of its inventory at the lower of cost or market.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic, highly competitive industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: ability to obtain future financing; advances and trends in new technologies and industry standards; regulatory approval and market acceptance of the Company’s products; development of sales channels; certain supplier relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory, or other factors including the Company’s ability to attract and retain employees necessary to support its growth.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The Company maintains all of its U.S. cash balances at one financial institution, which at times may exceed the Federal Deposit Insurance Corporation (FDIC) limits of $250,000 for interest-bearing accounts. At December 31, 2016, the Company had unrestricted cash balances of approximately $10,822,486 that were in excess of the FDIC limits. The Company also maintains all of its Australian cash balance at one financial institution, which at times may exceed the Australian government guaranteed limit of USD $180,777 (AU$ 250,000). At December 31, 2016, the Company had a cash balance of approximately $798,527 that were in excess of the guaranteed limit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2016, the Company maintained a balance of $10,501,867 with one U.S. financial institution and the U.S. dollar equivalent of approximately $975,284 with one Australian financial institution. Restricted cash of $30,000 and $25,000 at December 31, 2016 and December 31, 2015, respectively, is included in other assets in the accompanying consolidated balance sheets.

Inventory

Inventory is valued at the lower of cost or market value, with cost determined by the first-in, first-out method. When needed, the Company provides reserves for excess or obsolete inventory.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements and property and equipment under capital leases are amortized over the shorter of the estimated useful lives of the assets or the lease terms. Construction in process assets are stated at cost and will be depreciated over their estimated useful lives once placed in service.

Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the consolidated statement of operations.

Impairment of Long-Lived Assets

The Company’s long-lived assets and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Through December 31, 2016, the Company had not experienced impairment losses on its long-lived assets.

Fair Value of Financial Instruments

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 820, Fair Value Measurement (“ASC 820”), which clarifies fair value as an exit price, establishes a hierarchal disclosure framework for measuring fair value, and requires extended disclosures about fair value measurements. The provisions of ASC 820 apply to all financial assets and liabilities measured at fair value.

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

As defined in ASC 820, fair value represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a result, fair value is a market-based approach that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering these assumptions, ASC 820 defines a three-tier value hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 –	Quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table sets forth by level, within the fair value hierarchy, the Company’s assets measured at fair value on a recurring basis in the balance sheet as of the following dates (in thousands):

	December 31, 2016
	Fair Value Measurements
	Using Input Types
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$11,477	$—	$—	$11,477

Total assets at fair value	$11,477	$—	$—	$11,477

	December 31, 2015
	Fair Value Measurements
	Using Input Types
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$19,113	$—	$—	$19,113

Total assets at fair value	$19,113	$—	$—	$19,113

Long-term debt is valued at carrying value which is considered to be representative of its fair value based on current market rates available to the Company for comparable borrowing facilities as well as due to its short time of maturity (Level 2 measurement).

Revenue Recognition

The Company recognizes revenue from sales of its products in accordance with the Revenue Recognition Topic ASC 605. The Company recognizes revenue from product sales when the following four criteria are met: delivery has occurred, there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability of the related receivable is reasonably assured. Revenue recognition generally occurs after a device has been implanted in a patient and a purchase order has been received from the customer.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at cost, net of allowance for doubtful accounts. Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company does not charge interest on past due balances. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts.

The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates that customers may have an inability to meet their financial obligations and receivable amounts are outstanding for an extended period beyond the invoice terms. In these cases, the Company uses assumptions and judgment, based on the best available facts and circumstances, to either record a specific allowance against these customer balances or to write the balances off. The accounts receivable aging is reviewed on a regular basis and write-offs are recorded on a case-by-case basis net of any amounts that may be collected. Allowance charges are recorded as operating expenses. Based on the Company’s customer analysis, it did not have an allowance for doubtful accounts at December 31, 2016 and 2015.

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

Concentration

Two customers each contributed 16% of the Company’s revenue for the year ended December 31, 2016 and two customers accounted for 33%, respectively, of the accounts receivable balance at December 31, 2016. One customer contributed 24% of the Company’s revenue for the year ended December 31, 2015 and two customers accounted for 47% of the accounts receivable balance at December 31, 2015. Substantially all product sales in 2016 and 2015 were to hospitals in Australia. There were no revenues in 2014.

Reverse Stock Split

In May 2015 the Company’s stockholders approved a 5-for-1 reverse stock split of all outstanding common stock and all securities exercisable into common stock. All amounts for common stock, preferred stock conversion ratios, stock options and warrants in the consolidated financial statements have been retroactively adjusted to reflect the effect of the reverse stock split.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award. The fair value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The expense recognized for the portion of the award that is expected to vest has been reduced by an estimated forfeiture rate. The forfeiture rate is determined at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company uses the Black-Scholes option-pricing model (the “Black-Scholes model”) as the method for determining the estimated fair value of stock options.

Expected Term

The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method, which essentially equates to a weighted average of the vesting periods and total term of the award.

Expected Volatility

Expected volatility is estimated using comparable public company’s volatility for similar terms as the Company does not have a long enough operating period as a public company to estimate its own volatility. Over time as the Company develops its own volatility history it will begin to incorporate that history into its expected volatility estimates. Prior to the Company’s listing on the ASX it used the same methodology.

Expected Dividend

The Black-Scholes model calls for a single expected dividend yield as an input. The Company has never paid dividends and has no current plans to pay dividends on its common stock.

Risk-Free Interest Rate

The risk-free interest rate used in the Black-Scholes model is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

The Company recognizes the fair value of stock options granted to nonemployees as stock-based compensation expense over the period in which the related services are received.

Research and Development

Costs incurred in research and development activities (including clinical trials) are expensed as incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, consulting costs, travel, parts and materials, equipment expenses, and equipment depreciation.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of assets and liabilities. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using the enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided against the Company’s deferred income tax assets when it is more likely than not that the asset will not be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

taxable income and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that are more likely than not to be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company follows authoritative guidance regarding uncertain tax positions. This guidance requires that realization of an uncertain income tax position must be more likely than not (i.e. greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The guidance further prescribes the benefit to be realized assumes a review by tax authorities having all relevant information and applying current conventions. The interpretation also clarifies the financial statement classification of tax related penalties and interest and sets forth disclosures regarding unrecognized tax benefits. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Segments

The Company has determined the chief executive officer is the chief operating decision maker. The Company’s chief executive officer reviews financial information presented for purposes of assessing performance and making decisions on how to allocate resources. The Company has determined that it operates in a single reporting segment.

Basic and Diluted Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock, stock options, stock warrants, convertible debt and convertible preferred stock to the extent dilutive. For the periods presented, all such common stock equivalents have been excluded from diluted net loss per share as the effect to net loss per share would be anti-dilutive.

Following is a table summarizing the potentially dilutive common shares that were excluded from diluted weighted-average common shares outstanding as there effects would be antidilutive as of December 31 (in thousands):

	December 31,
	2016	2015	2014
Shares of Class A common stock issuable upon conversion of warrants and convertible preferred stock	337	387	40,279
Potential Class A common shares excluded from diluted net loss per share	5,356	4,171	3,845

Basic and diluted net loss per Class A common share	5,693	4,558	44,124

Subsequent to December 31, 2016, the Company issued 16,304,348 shares of common stock in connection with an equity offering (See Note 17, “Subsequent Events”).

Recent Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for annual reporting periods beginning after December 15, 2017, and interim periods within that reporting period. Early adoption is permitted including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements and related disclosures.

In August, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses certain issues where diversity in practice was identified and may change how an entity classifies certain cash receipts and cash payments on its statement of cash flows. The new guidance is effective for annual reporting periods beginning after December 15, 2017, and interim periods within that reporting period. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements and related disclosures.

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation—Stock Compensation. The new guidance simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance is effective for public business entities for annual reporting periods beginning after December 15, 2016, and interim periods within that reporting period. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In February 2016, the FASB issued a new standard, Leases, ASC 842. Lessees will need to recognize all lease arrangements with terms longer than twelve months on their balance sheet as a right-of-use asset and a corresponding lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public business entities in fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In November, 2015, the FASB issued ASU 2015-17, “Income Taxes”. The new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance for each tax-paying jurisdiction within each tax-paying component, be classified as noncurrent on the balance sheet. The new guidance will be effective for public business entities in fiscal years beginning after December 15, 2016, including interim periods within those years. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The Company adopted the ASU as of December 31, 2016 and its consolidated Balance Sheets as of this date reflects the revised classification of current deferred tax assets and liabilities as noncurrent. However, due to 100% valuation allowance against the Company’s net deferred tax assets adoption had substantially no impact on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory”. ASU 2015-11 more closely aligns the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards by requiring companies using any methods of inventory valuation other than last-in, first-out or the retail inventory methods to measure inventory using the lower of cost and net realizable value, where net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. For public business entities, ASU 2015-11 is effective for annual reporting periods beginning after December 15, 2016 including interim periods within those fiscal years. ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this ASU in its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. This ASU requires retrospective adoption and is effective in 2016 for the Company. The Company adopted this ASU as required on a retrospective basis which resulted in an immaterial debt issuance cost reclassification as of December 31, 2016 and 2015 in its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern” relating to the disclosure of an entity’s going concern uncertainty. This update provides guidance about managements responsibilities in evaluating an entity’s going concern uncertainties, and about the timing and content of related footnote disclosures. Under this amended guidance, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. For public business entities, ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016. The Company adopted this ASU as required for its December 31, 2016 consolidated financial statements and made the required evaluation and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. In July 2015, the FASB deferred for one year the effective date of the new revenue standard, but early adoption will be permitted. The new standard will be effective for the Company on January 1, 2018. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

NOTE 4 – INVENTORY

Inventory consisted of the following as of December 31 (in thousands):

	2016	2015
Raw materials	$760	$221
Work in progress	439	242
Finished goods	214	64

Inventory	$1,413	$527

The Company had written down its inventory to market value by $1,537,090, $527,444 and $160,406 for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31 (in thousands):

	2016	2015
Machinery and equipment	$1,084	$715
Computer equipment	161	122
Furniture and fixtures	84	77
Leasehold improvements	170	100
Software licenses	189	19
Office equipment	11	9
Construction in progress	872	396

Property and equipment, gross	2,571	1,438
Accumulated depreciation	(692)	(528)

Property and equipment, net	$1,879	$910

Depreciation and amortization expense amounted to $237,291, $85,619 and $36,851 for the years ended December 31, 2016, 2015, and 2014, respectively.

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consisted of the following as of December 31 (in thousands):

	2016	2015
Accrued compensation and benefits	$425	$199
Accrued rent payable	69	29
Accrued clinical trials services	177	—
Accrued inventory supplies	93	43
Accrued other	152	123

Total accrued expenses	$916	$394

NOTE 7 – DEBT FINANCING

Loans

In January 2014, the Company borrowed $3,500,000 under a loan and security agreement with a financial institution which matures in July 2017. Interest is paid monthly on the principal amount at 7.34% per annum. The loan is secured by substantially all of the Company’s assets, excluding intellectual property. Under the terms of the agreement, interest-only payments were made monthly through March 2015, with principal payments commencing in April 2015, due in 28 equal monthly installments. A fee of $271,250 is due at maturity, which is being accrued over the term of the loan. The Company can prepay the entire loan amount by providing a written five day notice prior to such prepayment and pay all outstanding principal, interest and prepayment fees plus any default fees and all other sums that shall have become due and payable.

In March 2015, the Company amended the loan and security agreement to extend the interest-only period from March 2015 to April 2015, with principal payments commencing in May 2015, due in 27 equal monthly installments. The Company had the option to borrow an additional $3,500,000 under the agreement, with the same terms, if certain conditions were met. This option expired unexercised in June 2015.

In connection with the loan agreement and security agreement, the Company granted a warrant to the financial institution for the purchase of 52,500 shares of Series E convertible preferred stock (“Series E”) at $1.00 per share. As a result of the Company’s IPO in June 2015 and conversion of all outstanding preferred stock into common stock, the warrants were converted into warrants for 52,500 shares of common stock at an exercise price of $1.00 per share. The fair value of the warrant of $31,710 on the date of issuance was recorded as a debt discount.

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

The Company recorded $34,814, $36,566 and $23,729 to interest expense related to amortization of the debt discount and issuance costs for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, the unamortized discount and issuance cost is $31,240.

The Company recorded $249,054, $346,251 and $561,075 of interest expense on the loans for the years ended December 31, 2016, 2015 and 2014, respectively. At December 31, 2016, $1,226,574 was outstanding under this loan and security agreement.

Convertible Bridge Notes Payable

In February and June 2015, the Company raised through a private placement of convertible bridge notes payable a total of $4,959,987 in net cash proceeds. The convertible bridge notes had a stated interest rate of 7% per annum. All the outstanding convertible bridge notes payable and accrued unpaid interest of $70,233 were converted into 4,412,474 shares of common stock as part of Company’s IPO in June 2015.

Lease Obligations

The Company leases its office space under a non-cancelable operating lease. Monthly base rent payments range from approximately $13,300 to $21,300. In July 2015, the Company signed an agreement to extend its current office space lease to September 30, 2019. Under the same lease agreement, the Company expanded the premises and leased additional office space commencing October 1, 2015.

The Company recognizes rent expense on a straight-line basis over the term of the lease. Rent expense (including common area maintenance) related to the Company’s operating leases was $513,794, $272,967 and $203,130 for the years ended December 31, 2016, 2015 and 2014, respectively. The deferred rent balance was $68,908 and $28,976 at December 31, 2016 and 2015, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the future rental commitments due under the lease are (in thousands):

Year ending December 31,
2017	$402
2018	414
2019	317

Total	$1,133

Indemnifications

The Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officers or directors serving in such capacity. The Company has a directors and officers’ liability insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid resulting from the indemnification of its officers and directors. In addition, the Company enters into indemnification agreements with other parties in the ordinary course of business. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. The Company’s management believes the estimated fair value of these indemnification agreements is minimal and has not recorded a liability for these agreements as of December 31, 2016 and 2015.

Contingencies

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

Royalties

The Company uses AeroForm technology in the products it is developing. AeroForm embodies inventions that have been patented in certain key jurisdictions. Certain of those patents are held by Shalon Ventures (either alone or jointly with AirXpanders). Shalon Ventures and AirXpanders have entered into a License Agreement dated March 9, 2005 (as amended on March 9, 2009, January 9, 2012 and January 15, 2014) in relation to those inventions (Shalon Ventures License Agreement). Pursuant to the Shalon Ventures License Agreement, Shalon Ventures granted AirXpanders an exclusive license to develop, make, have made, use, offer for sale, sell, have sold, import and export products that, but for the license, would infringe one or more claims of the patents. The license covers all human uses of self-expanding tissue expanders anywhere in the world and includes the right to sublicense.

In consideration for the license, AirXpanders pays Shalon Ventures a running royalty of 3% of net sales of the licensed invention. If the amount of royalties paid in a calendar year is less than $10,000, then AirXpanders shall also pay Shalon Ventures’ out

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

of pocket costs for prosecuting and maintaining the relevant patents. Each party indemnifies the other for any liability arising out of its material breach of the license, or its gross negligence, intentional misconduct and illegal actions. AirXpanders also indemnifies Shalon Ventures for any liability arising out of the commercialization of products using the license. Through the year ended December 31, 2016, the Company has incurred $19,266 in royalty fees. Mr. Teddy Shalon and Mr. Barry Cheskin are directors and stockholders of the Company. Mr. Cheskin is also the co-founder and chairman of the board of the Company. Mr. Shalon is the Chief Executive Officer and sole shareholder of Shalon Ventures. Mr. Shalon and Mr. Cheskin are each party to an agreement with Shalon Ventures, under which Shalon Ventures has agreed to pay Mr. Shalon 58%, and Mr. Cheskin 8%, of any royalties due to Shalon Ventures from AirXpanders under the Shalon Ventures License Agreement.

NOTE 9 – COMMON STOCK

In May 2015, the Company’s stockholders approved a 5-for-1 reverse stock split of all outstanding common stock and all securities exercisable into common stock.

The Company’s Certificate of Incorporation, as amended, authorize the Company to issue 300,000,000 shares of $0.001 par value common stock consisting of 200,000,000 shares of common stock Class A and 100,000,000 shares of common stock Class B. Class A Common Stockholders are entitled to dividends when and if declared by the Board of Directors, Class B common stockholders are not entitled to any dividends. The holder of each share of Class A Common Stock is entitled to one vote and holders of Class B common stock are not entitled to vote. At December 31, 2016 and 2015, no dividends had been declared for common stock. At December 31, 2016, 79,241,708 and no shares of common stock Class A and Class B, respectively, were issued and outstanding.

As of December 31, 2016 and 2015, common stock that the Company had reserved for issuance was as follows (in thousands):

	2016	2015
Warrants for common and convertible preferred shares	336,814	386,814
Stock option plans	6,956,580	5,590,619

Total	7,293,394	5,977,433

In June 2016, the Company issued 8,771,930 shares of common stock in connection with an equity offering on the ASX. The Company cash proceeds were $14,158,511, net of issuance costs of $731,489.

In June 2015, the Company issued 29,629,654 shares of common stock in connection with an IPO on the ASX and conversion of convertible bridge notes payable and related accrued interest. The Company raised a total of $30,089,162, net of issuance costs of $2,872,649. Of this amount $28,001,824 (AU$36.5 million) were cash proceeds directly from the IPO; $4,959,987 were net cash proceeds from the private placement of convertible bridge notes payable.

NOTE 10 – CONVERTIBLE PREFERRED STOCK

The Company issued Series A, B, B-1, C, D and E convertible preferred stock during the period from 2005 through 2014, raising a total of $30,393,627 in cash, net of issuance costs of $595,493.

As part of Company’s IPO in June 2015, all outstanding convertible preferred stock was converted into common stock. Series A, B, B-1 and E convertible preferred stock were converted to common stock at a 1:1 ratio, Series C convertible preferred stock was converted to common at a 1.25:1 ratio and Series D convertible preferred stock was converted to common at a 1.35:1 ratio. After conversion of all preferred stock to common stock, the Company cancelled all authorized series of preferred stock.

The Company’s Certificate of Incorporation, as amended, authorize the Company to issue 10,000,000 authorized shares of preferred stock, with rights and privileges for preferred stock to be determined by Company’s Board of Directors before issuing preferred shares. At December 31, 2016, there are no outstanding shares of preferred stock.

NOTE 11 – WARRANTS

The Company accounts for warrants in accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”). Under ASC 480, warrants containing certain features, such as put rights and anti-dilution protection, are required to be accounted for as liabilities and recorded at fair value, with changes in fair value being recorded in the consolidated statement of operations. The Company’s preferred stock warrants prior to conversion to common stock warrants had contained such features, requiring liability accounting.

As part of Company’s IPO in June 2015, all outstanding preferred stock warrants were converted into warrants for common stock. As a result of this conversion, the warrants liabilities for $122,516 were reclassified to additional paid in capital. The Company is required to reserve authorized but unissued shares of its common stock in an amount equal to the number of warrant shares purchasable under the arrangements described below.

The warrant liabilities were revalued at the end of each reporting period and through June 2015 the date of conversion to common stock warrants with the changes in fair value recorded in other income (expense) in the statements of operations.

The changes in fair value of these warrants recorded as other income (expense) for the year ended December 31, 2015 and 2014, totaled ($41,623) and ($50,684), respectively.

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

The fair value of the warrant liabilities was estimated using Black-Scholes model using the following assumptions:

	2015	2014
Stock price	$1.16	$0.10 — $0.29
Expected terms (years)	0.62 — 8.67 years	1.00 — 9.04 years
Volatility	33.06 — 43.08%	32.20 — 44.70%
Risk-free rate	0.24 — 1.99%	0.11 — 2.57%
Dividend yield	— %	— %

The Company’s outstanding warrants consisted of the following as of December 31:

	2016	2015
Warrants; exercisable in common stock, exercise price $2.381 per share, expired in March 2016	—	50,000
Warrants; exercisable in common stock, exercise price $0.05 per share, expiring in June 2018	119,314	119,314
Warrants; exercisable in common stock, exercise price $0.05 per share, expiring in October 2018	5,000	5,000
Warrants; exercisable in common stock, exercise price $1.25 per share, expiring in February 2021	120,000	120,000
Warrants; exercisable in common stock, exercise price $1.00 per share, expiring in January 2023	40,000	40,000
Warrants; exercisable in common stock, exercise price $1.00 per share, expiring in January 2024	52,500	52,500

Total	336,814	386,814

NOTE 12 – STOCK-BASED COMPENSATION

In March 2005, the Company adopted the 2005 Equity Incentive Plan (the “2005 Plan”). In May 2015 the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”) collectively, (the “Plans”). The Plans provide for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (ISO) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (NSO) may be granted to Company employees and consultants.

In May 2013, the 2005 Plan was amended to increase the number of shares reserved for issuance under the Plan to 6,170,159 shares of common stock.

During the year ended December 31, 2015, the 2005 Plan expired and no future options can be granted under the 2005 Plan.

The Company has reserved 1,500,000 shares under the 2015 Plan in addition a total of 4,099,835 shares reserved under the 2005 Plan will be added to 2015 plan if and when the underlying options are cancelled. Pursuant to the 2015 Plan’s “evergreen” provision, on the first day of each calendar year beginning in 2016, the number of shares reserved and available for issuance will be increased by an amount equal to 2.0% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year, subject to a cap equal to 10% of the fully diluted number of shares of capital stock of the Company as of the same date.

Options under the Plans may be granted for periods of up to 10 years and at prices no less than 100% of the estimated fair value of the shares on the date of grant. In the case of an Incentive Stock Option granted to a holder who, at the time the Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company, the term of the Option shall be up to 5 years from the date of grant and at no less than 110% of the estimated fair value of the shares on the date of grant. Options granted generally vest 1/4 on the 12-month anniversary of the vesting commencement date and 1/48 on each monthly anniversary thereafter.

At December 31, 2016 and 2015, 5,216,327 and 4,127,900 options were vested and expected to vest with a weighted-average exercise price of $0.3775 and $0.3329 and weighted average remaining contractual life of 6.60 and 6.57 years, respectively. The weighted average grant date fair value per share of options granted during the years ended December 31, 2016, 2015 and 2014 was $0.8553, $0.3439 and $0.05, respectively. The fair value of shares vested during the years ended December 31, 2016, 2015 and 2014 was $226,611, $96,344 and $149,804, respectively. The intrinsic value of the options exercised during the years ended December 31, 2016 and 2015 was $98,407 and $5,343, respectively. There were no options exercised in 2014.

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

In connection with the grant of stock options to employees and non-employees, the Company recorded stock compensation expense as follows (in thousands):

	Years Ended December 31,
	2016	2015	2014
Cost of goods sold	$44	$—	$—
Research and development	32	—	—
Selling, general and administrative	301	111	108

Total	$377	$111	$108

As of December 31, 2016, unrecognized compensation expense related to employees and to non-employees totaled $989,480 and $94,974, respectively, and will be recognized over approximately 3.1 years and 2.4 years, respectively.

Activity under the Plan is set forth below:

				Weighted
				Average
	Options	Number of	Exercise	Remaining
	Available	Options	Price	Contractual
	for Grant	Outstanding	per Share	Life in Years
Balance — December 31, 2013	1,551,925	3,810,607	$0.30	8.29
Options granted	(52,026)	52,026	0.10
Options exercised	—	—	—
Options forfeited/cancelled	16,924	(16,924)	0.20

Balance — December 31, 2014	1,516,823	3,845,709	0.30	7.33
Additional shares reserved (net of released)	231,052	—	—
Options granted	(357,127)	357,127	0.90
Options exercised	—	(2,965)	0.18
Options forfeited/cancelled	28,579	(28,579)	0.95

Balance — December 31, 2015	1,419,327	4,171,292	0.33	6.57
Additional shares reserved (net of released)	1,408,544	—	—
Options granted	(1,531,169)	1,531,169	2.44
Options exercised	—	(42,583)	0.25
Options forfeited/cancelled	304,176	(304,176)	0.60

Balance — December 31, 2016	1,600,878	5,355,702	$0.92	6.60

The fair value of options granted to employees was estimated at the date of grant using the following assumptions for the years ended December 31:

	2016	2015	2014
Expected terms (years)	5.54 — 6.08 years	5.83 — 6.58 years	5.69 — 6.07 years
Volatility	33.73 — 34.87%	34.91 — 43.52%	44.266 — 46.58%
Risk-free rate	1.18 — 1.86%	1.44 — 1.85%	1.67 — 1.97%
Dividend yield	—%	—%	—%

NOTE 13 – INCOME TAXES

The Company had an effective tax rate of 0.0% in each the three years ended December 31, 2016, 2015 and 2014, respectively.

Reconciliations of the provision for income taxes at the statutory rate to the Company’s provision for income tax is as follows (in thousands):

	Years Ended December 31,
	2016	2015	2014
U.S. Federal (tax benefit) provision at statutory rate	$(6,604)	$(3,795)	$(2,310)
State (tax benefit) income taxes, net of federal benefit	—	(83)	(396)
Stock-based compensation	53	27	37
Change in valuation allowance	6,813	4,064	2,706
Research and development credits	(277)	(224)	(42)
Other permanent differences	15	11	(5)

Total	$—	$—	$—

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

The significant components of the net deferred tax asset are as follows (in thousands):

	December 31,
	2016	2015
Gross deferred income tax assets
Net operating loss carryforwards	$23,641	$17,562
Research and development credits	1,053	801
Property and equipment (depreciation)	(46)	(75)
Others	1,411	420

Total deferred tax assets	26,059	18,708
Valuation allowance	(26,059)	(18,708)

Total	$—	$—

A valuation allowance has been recorded for the entire amount of the Company’s deferred tax assets as a result of uncertainties regarding the realization of the deferred tax assets. The change in the valuation allowance totaled $7,351,069, $4,033,342 and $2,602,184 for the years ended December 31, 2016, 2015 and 2014, respectively, principally due to increases in the valuation allowance associated with increased net operating losses.

As of December 31, 2016, the Company had net operating loss carryforwards for federal and state income tax reporting purposes of approximately $63,168,055 and $37,081,213 respectively. As of December 31, 2016, the Company also had Federal and California research and development tax credit carryforwards of approximately $662,756 and $592,132 respectively. The Federal net operating loss and tax credit carryforwards will expire at various dates beginning in 2025 through 2036. The California net operating loss carryforwards will expire at various dates beginning in 2017 through 2036. The California research and development tax credit carryforwards have no expiration date.

Utilization of the NOL and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code (the “Code”), as well as similar state provisions. In general, an “ownership change” as defined by the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing stockholders’ subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change in the future upon subsequent disposition. The annual limitation may result in the expiration of NOL and tax credit carryforwards before utilization.

The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation due to the complexity and cost associated with such a study, and the fact that there may be additional such ownership changes in the future. If the Company has experienced an ownership change at any time since its formation, utilization of the NOL or tax credit carryforwards to offset future taxable income and taxes, respectively, would be subject to an annual limitation under the Code, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of all or a portion of the NOL or tax credit carryforwards before utilization.

The Company maintains a full valuation allowance for its deferred tax assets due to its historical losses and uncertainties surrounding its ability to generate future taxable income to realize these assets. Due to the existence of the valuation allowance, future changes in any unrecognized tax benefits and recognizable deferred tax benefits after the completion of an ownership change analysis is not expected to impact its effective tax rate.

The following table displays by contributing factor the changes in the valuation allowance for deferred tax assets since (in thousands):

	December 31,
	2016	2015	2014
Balance at the beginning of the period	$18,708	$14,675	$12,073
Net operating loss generated	6,079	3,593	2,594
Research and development tax credit increase (decrease)	252	211	(87)
Depreciation and amortization increase (decrease)	30	(44)	(14)
Reserves and accruals increase	990	273	109

Balance at end of the period	$26,059	$18,708	$14,675

AirXpanders, Inc.

Notes to Consolidated Financial Statements (Cont.)

The following table reflects changes in the unrecognized tax benefits since January 1, 2015 (in thousands):

	December 31,
	2016	2015
Gross amount of unrecognized tax benefits as of the beginning of the period	$800	$—
Increase related to current yeatr tax provision	744	—

Gross amount of unrecognized tax benefits as of the end of the period	$1,544	$—

The Company files income tax returns in the United States on federal basis and various states. The Company is not currently under any international or any United States federal, state and local income tax examinations for any taxable years. A number of the Company’s tax returns remain subject to examination by taxing authorities: these include U.S. federal and state tax returns from 2012 forward.

NOTE 14 – RETIREMENT PLAN

The Company has a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation ranging from 1% to the maximum allowable dollar limit which is set by law. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company, at its option, may match a portion of the employees’ contribution. During the years ended December 31, 2016, 2015 and 2014, the Company made no matching contributions.

NOTE 15 – MANAGEMENT INCENTIVE PLAN

On May 30, 2013, the Company adopted a management incentive plan that establishes a bonus pool with the objective of retaining its key employees and service providers through a potential Corporate Transaction, as defined in the plan. The plan provides for up to 7% of the total proceeds in a Corporate Transaction to be paid to key employees covered under the Plan. The plan was terminated in June 2015 as of the Company’s IPO and as a result no amounts were paid under the plan.

NOTE 16 – RELATED PARTIES

Mrs. Lynae Dodson, the wife of Mr. Scott Dodson, chief executive officer and director, owns and operates a marketing consulting firm, Bridge Marketing. Bridge Marketing manages trade shows, social media and provides other market services for the Company. During the years ended December 31, 2016, 2015 and 2014 Bridge Marketing received payments of $192,501, $160,856 and $135,182 for marketing support services rendered to the Company. As of December 31, 2016, $9,030 was payable to Bridge Marketing and was included in accounts payable in the accompanying consolidated balance sheet. No amount was outstanding as of December 31, 2015. These amounts are including in selling, general and administrative costs in the accompanying consolidated statements of operations.

NOTE 17 – SUBSEQUENT EVENTS

In February 2017, the Company issued 16,304,348 shares of common stock in connection with an equity offering on the ASX. The Company raised a total of $34,110,065, net of issuance costs of $1,461,659.

In April 2017, the Company entered into a sublease for an additional approximately 24,000 square foot facility is San Jose, CA. The sublease expires in August 2019. Future minimum sublease payments under the sublease are approximately $57,000 in 2017, $360,000 in 2018, and $303,000 in 2019.

The Company has performed an evaluation of subsequent events through May 1, 2017, which is the date these consolidated financial statements were issued.

INDEX TO EXHIBITS

Exhibit No.	Description of Document

3.1	Amended and Restated Certificate of Incorporation

3.2	Amended and Restated By-Laws

4.1	Reference is made to Exhibits 3.1 and 3.2

4.3	Warrant to Purchase Stock, dated February 28, 2011, between AirXpanders, Inc. and Oxford Finance Funding I, LLC

4.4	Warrant to Purchase Stock, dated January 31, 2013, between AirXpanders, Inc. and Oxford Finance LLC

4.5	Warrant to Purchase Shares of Series E Preferred Stock, dated January 16, 2014, between AirXpanders, Inc. and GE Capital Equity Investments, Inc.

10.1*	2005 Equity Incentive Plan, as amended

10.2*	Form of 2005 Equity Incentive Plan Stock Option Agreement

10.3*	2015 Equity Incentive Plan and Australian Sub-Plan

10.4*	Form of 2015 Equity Incentive Plan Stock Option Agreement

10.5*	Offer Letter, dated September 28, 2010, as amended, between AirXpanders, Inc. and Scott Dodson

10.6*	Offer Letter, dated May 2, 2016, as amended, between AirXpanders, Inc. and Scott Murcray

10.7	License Agreement, dated March 9, 2005, between AirXpanders, Inc. and Shalon Ventures, Inc.

10.8	First Amendment to License Agreement, dated March 9, 2009, between AirXpanders, Inc. and Shalon Ventures, Inc.

10.9	Second Amendment to License Agreement, dated January 9, 2012, between AirXpanders, Inc. and Shalon Ventures, Inc.

10.10	Third Amendment to License Agreement, dated January 15, 2014, between AirXpanders, Inc. and Shalon Ventures, Inc.

10.11	Standard Industrial Lease, dated July 14, 2010, between AirXpanders, Inc. and McCandless Limited

10.12	First Amendment to Lease, dated May 1, 2013, between AirXpanders, Inc. and McCandless Limited

10.13	Second Amendment to Lease, dated July 1, 2015, between AirXpanders, Inc. and McCandless Limited

10.14	Form of Indemnity Agreement between AirXpanders, Inc. and each of its directors and executive officers

10.15**	Manufacturing and Supply Agreement, dated January 4, 2017, between AirXpanders, Inc. and Vention Medical Costa Rica, S.A.

*	Indicates management contract or compensatory plan.
**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment, which portions were omitted and filed separately with the Securities and Exchange Commission